As filed with the Securities and Exchange Commission on July 28, 1997

                                                     Registration No. 333-26203
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                               ---------------



                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------


                               MARCAM CORPORATION
            (Exact name of registrant as specified in its charter)


     Massachusetts                                     04-2711580
  (State or other jurisdiction                      (I.R.S. Employer
of incorporation or organization)                  Identification Number)

                 95 Wells Avenue, Newton, Massachusetts 02159
                                 (617) 965-0220
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           George A. Chamberlain, 3d
                            Chief Financial Officer
                               Marcam Corporation
                                95 Wells Avenue
                          Newton, Massachusetts 02159
                                 (617) 965-0220
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ---------------

                                  Copies to:

         Mark H. Burnett                               Mark G. Borden
 TESTA, HURWITZ & THIBEAULT, LLP                   Thomas L. Barrette, Jr.
  125 High Street; High Street Tower                 HALE AND DORR LLP
     Boston, Massachusetts 02110                     60 State Street
         (617) 248-7000                           Boston, Massachusetts 02109
                                                       (617) 526-6000

                               ---------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering: [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                                ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

                  SUBJECT TO COMPLETION, DATED JULY 28, 1997

PROSPECTUS
   , 1997


[MAPICS LOGO]                  6,000,000 Shares



                                  MAPICS, Inc.
                        (Currently Marcam Corporation)


                                 Common Stock

[RED HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. [/RED HERRING]

   All of the shares of Common Stock offered hereby are being sold by MAPICS, Inc. ("MAPICS" or the "Company," currently known as Marcam Corporation). Prior to the completion of the Offering, the Company will distribute to its stockholders of record on the record date (the "Distribution") all of the outstanding capital stock of Marcam Solutions, Inc., a new wholly owned subsidiary of the Company ("Marcam Solutions"). The Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution. Purchasers of Common Stock in the Offering will not participate in the Distribution. See "The Distribution." Accordingly, historical trading prices of the Common Stock of Marcam Corporation will not be indicative of future trading prices of the Company's Common Stock. The initial price to the public of the Common Stock offered hereby will be determined by negotiations between the Company and the Underwriters. It is currently estimated that the initial price to the public will be between $9.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial price to the public. The Common Stock of Marcam Corporation is traded on the Nasdaq National Market under the symbol "MCAM." Application has been made to change the Company's trading symbol to "MAPX" effective concurrently with the Company's name change to "MAPICS, Inc." at the time of the Offering.

  See "Risk Factors" on page 7 for information that should be considered by prospective investors.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        Price         Underwriting       Proceeds
                         to           Discounts and       to the
                     the Public       Commissions(1)     Company(2)
                     --------------   ----------------   -----------
Per Share   ......     $                $                  $
Total (3)   ......     $                $                  $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" for indemnification arrangements with the Underwriters.
(2)  Before deducting expenses payable by the Company estimated at $1,750,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $ , $ , and $ , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New
York, New York on or about          , 1997.


Donaldson, Lufkin & Jenrette
    Securities Corporation
                              Lazard Freres & Co. LLC
                                                              Dain Bosworth
                                                               Incorporated

                                   [PICTURES]

                Description of Inside Front Cover Page Graphics:

     Multicolor computer generated graphic depicting a silhouette of two people shaking hands, encircled by computer icons which depict and name seven areas of the Company's software applications, as follows: Financial Management; Engineering; Production Planning; Plant Operations; Maintenance Management; Marketing; and Cross-Applications, all superimposed upon a globe-like sphere against a multi-colored background.

                                   [/PICTURE]


                                    [CAPTION]

MAPICS offers products -- over 40 integrated applications -- to meet a variety of needs for the discrete and batch-process manufacturing industries. MAPICS provides its customers with a strategic resource to gain a competitive edge in their constantly changing marketplace.
                                   [/CAPTION]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     MAPICS[RegTM] is a registered trademark of the Company. Marcam[RegTM] is a registered trademark of Marcam Solutions. This Prospectus also includes product and company names, trademarks and trade names of companies other than the Company.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and combined financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; and (ii) gives effect to the Distribution. Although Marcam Solutions Common Stock will be distributed to Marcam Corporation's stockholders, the Distribution will be recorded as a disposal of the business conducted by MAPICS, Inc., due to the relative significance of the business conducted by Marcam Solutions. Except as otherwise noted, the combined financial statements and notes thereto and all other financial data herein reflect only the business related to the MAPICS products, as derived from the historical assets, liabilities and operating results of Marcam Corporation. See "The Distribution," "Relationship Between MAPICS and Marcam Solutions," "Description of Capital Stock," "Underwriting" and Notes 1 and 15 of Notes to Combined Financial Statements.


                                  THE COMPANY

     MAPICS is a leading provider of enterprise resource planning ("ERP") software applications for mid-size discrete and batch-process manufacturing enterprises worldwide. The Company's products provide an integrated and function-rich ERP solution with the breadth and depth of applications to manage an entire manufacturing enterprise. The MAPICS XA product line currently consists of 44 integrated application modules in the areas of Engineering and Cost Management, Market and Demand Management, Plant Operations and Logistics Management, Production Resource Planning, Financial Management and Measurements and Cross Applications Solutions. The Company continually enhances its product offerings to meet the specific needs of mid-size manufacturers and offers such manufacturers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software. In addition to its internal development programs, the Company utilizes independent software developers, known as Solution Partners, to assist in the development of new applications. Solution Partners permit the Company to introduce new applications quickly and on a variable cost basis.

     Approximately 5,700 customer sites presently use MAPICS applications, which the Company believes represents one of the largest installed user bases in the ERP industry. In Advanced Manufacturing Research's ("AMR") survey of ERP customer satisfaction, MAPICS products received the highest overall total score (nearly one-third higher than the next competitor) based on 15 different factors, including functionality, value, implementation results, quality of support, service and maintenance, and knowledge of sales force. The Company's customer base consists primarily of mid-size ($20 million to $500 million in annual revenues) manufacturers and divisions, sites and subsidiaries of large companies, including Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eaton Corporation, General Electric Company, Honda Motor Co., Ltd., International Game Technology, Peg Perego Pines SPA, Shiseido Cosmetics (America) Ltd. and Sub-Zero Freezer Co., Inc. The primary channel for selling and supporting MAPICS products is a network of more than 80 affiliates which sells, implements, services and supports MAPICS products throughout the world. In addition to providing customers high quality local implementation, consulting and support services in a cost-effective manner, the affiliate distribution channel provides the Company an attractive variable cost structure for sales and marketing.

     According to industry sources, the total worldwide market for ERP systems on all hardware systems was approximately $5.5 billion in 1996 and will grow at least 20% this year. The MAPICS XA product line runs on International Business Machines Corporation's ("IBM") AS/400 system, which the Company believes is the leading platform in the mid-size manufacturing market.

     The Company's primary objective is to continue to be a leading provider of integrated ERP solutions to mid-size manufacturers worldwide. The key elements to implement this strategy are:

     Leverage Large Installed Customer Base. The Company believes the approximately 5,700 customer sites using MAPICS applications represent one of the largest installed user bases in the ERP industry. Opportunities for recurring revenue from existing customers include continued licensing of existing modules, licensing of additional modules, implementation of MAPICS products at additional sites, upgrades to larger processors and migrations to new technologies.

     Utilize Well-Established Affiliate Distribution Channel. MAPICS products are distributed in over 50 countries through a network of more than 80 affiliates. The use of local affiliates provides the Company with strong market access and penetration, while providing for local support. With their extensive experience installing MAPICS products, these affiliates typically offer customers high quality and cost-effective local implementation, consulting and support services and, in some cases, offer complementary products. Affiliates typically have extensive knowledge of the mid-size manufacturing industry in their geographic region and are able to establish and maintain cooperative relationships with MAPICS customers. The affiliate distribution channel provides the Company with an attractive variable cost structure for sales and marketing.

     Accelerate Growth in International Markets. The Company intends to continue to expand its market presence throughout the world, with a focus on Europe where there is a large installed base of IBM AS/400 systems. During 1996, the Company introduced its International Financial Management suite of modules, which are designed to meet the requirements of international enterprises with customers and production facilities in multiple countries. To address specific needs in local markets, MAPICS modules are translated and localized, supporting the local language, currency, taxation and accounting requirements. Currently, the most commonly installed MAPICS XA application modules are available in English, Chinese, French, German, Japanese, Portuguese and Spanish.

     Broaden Customer Base with New Functionality. The Company intends to continue to broaden its customer base by offering new functionality required by both new and existing customers. The Company uses the feedback it receives from its customers, affiliates and Solution Partners to develop the functionality needed by certain segments of the mid-size manufacturing industries. For example, the Company recently introduced Intersite Logistics for customers with multiple, interrelated production sites; Contract Accounting for manufacturers with projects which extend over long time periods and for government contractors; and Knowledge-Based Configurator for manufacturers in make-to-order production industries.

     Migrate Customers to New Technologies Gradually. The Company is committed to enhancing the functionality of its products and delivering solutions which utilize new technologies sought by users, while preserving users' previous investments in both hardware and software. This evolutionary product development strategy is designed to offer customers the opportunity to migrate to new technologies at their own pace, as gradually as one user at a time if desired. The Company believes this approach is attractive to those mid-size manufacturers who seek functional applications which operate on established hardware platforms.

     The Company was incorporated in Massachusetts in 1980. The Company's principal executive offices are located at 5775-D Glenridge Drive, Atlanta, Georgia 30328, and its telephone number is (404) 705-3000.



                              RECENT DEVELOPMENTS

     For the quarter ended June 30, 1997, MAPICS had revenues of $22.0 million and net income of $3.0 million. MAPICS continued to show positive growth in the 1997 third quarter with an increase in license revenue of 24% and an increase in total revenue of 21% compared to the 1996 third quarter.

     On July 25, 1997, Marcam Corporation borrowed $64 million (the "Debt Financing"). The net proceeds from the Debt Financing were used to make the $39 million cash transfer by Marcam Corporation to Marcam Solutions in connection with the Distribution and to repay Marcam Corporation's $25 million of 9.82% Subordinated Notes due 2001 (the "Subordinated Notes"). The indebtedness incurred in the Debt Financing currently bears interest at the rate of 9% and is payable on August 4, 1997. This indebtedness will be repaid in whole or in part with the net proceeds from the Offering. See "The Distribution," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company has also arranged for a $30 million senior secured revolving credit and term loan facility. Under this facility, the Company may borrow up to $15 million as a term loan and up to $15 million under the revolving credit facility. The Company currently intends to use borrowings under this credit facility to repay any amounts borrowed in the Debt Financing which are not repaid with the net proceeds from the Offering and for general corporate purposes, including working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                               THE DISTRIBUTION

     Marcam Corporation has announced its intention to spin off in a tax-free distribution the portion of its business relating to its PRISM, Protean and Avantis product lines. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business.


     In connection with the spin-off, Marcam Corporation has transferred to a newly formed corporation, Marcam Solutions, substantially all of the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and an aggregate of $39.0 million in cash (the "Asset Transfers"). The $39.0 million cash transfer by Marcam Corporation to Marcam Solutions was financed with a portion of the net proceeds from the Debt Financing. See "Summary--Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     All of the outstanding shares of common stock of Marcam Solutions will be distributed (the "Distribution") by means of a distribution on July 29, 1997 to stockholders of Marcam Corporation of record on July 23, 1997. Purchasers of Common Stock in the Offering will not participate in the Distribution. See "The Distribution."



                                 THE OFFERING



Common Stock offered by the Company  ......   6,000,000 shares
Common Stock to be outstanding after
 the Offering   ...........................   17,535,010 shares(1)
Use of Proceeds ...........................   Repayment of debt and general corporate purposes,
                                              including working capital
Proposed Nasdaq National Market
 symbol   .................................    "MAPX"(2)

------------

(1) Does not include as of May 31, 1997 (i) 3,250,000 shares of Common Stock issuable upon the conversion of the Series D and E Convertible Preferred Stock outstanding, (ii) 1,383,333 shares of Common Stock (subject to adjustment) issuable upon the exercise of warrants outstanding with a weighted average exercise price of $13.58 per share and (iii) 2,626,132 shares of Common Stock issuable upon the exercise of stock options outstanding as of May 31, 1997 with a weighted average exercise price of $14.675 per share. In connection with the Distribution, the exercise prices of the warrants and the options will be reduced, and the number of shares of Common Stock issuable upon exercise of certain of the warrants will be increased, on a basis intended to preserve the spread value of the warrants and options. See "Capitalization," "The Distribution" and "Description of Capital Stock."

(2) To be effective concurrently with the Company's name change from "Marcam Corporation" to "MAPICS, Inc." which is expected to occur at the time of the Offering. See "The Distribution."

                      SUMMARY COMBINED FINANCIAL DATA(A)


                                                                             Six Months Ended
                                                                                    March
                                        Fiscal Years Ended September 30,            31,
                                        ---------------------------------   --------------------
                                         1994        1995        1996        1996       1997
                                                 (In thousands, except per share data)
Statement of Operations Data:
 Revenues:
  License    ........................   $33,410     $42,745     $45,341     $20,501    $25,328
  Services   ........................    19,373      26,553      32,261      15,343     18,837
                                        --------    --------    --------    --------   --------
   Total revenues  ..................    52,783      69,298      77,602      35,844     44,165
                                        --------    --------    --------    --------   --------
 Operating expenses:
  Cost of license revenues  .........     3,280       5,689       6,913       3,026      4,129
  Cost of services revenues    ......     5,428       7,567       9,499       4,573      5,301
  Selling and marketing  ............    17,765      24,780      27,851      13,028     14,834
  Product development    ............     6,692       7,432       6,398       3,122      4,969
  General and administrative   ......     4,810       5,384       5,965       2,212      4,360
                                        --------    --------    --------    --------   --------
   Total operating expenses    ......    37,975      50,852      56,626      25,961     33,593
                                        --------    --------    --------    --------   --------
 Operating income  ..................    14,808      18,446      20,976       9,883     10,572
 Income tax expense   ...............     4,641       7,112       8,076       3,805      4,071
                                        --------    --------    --------    --------   --------
 Net income  ........................   $10,167     $11,334     $12,900     $ 6,078    $ 6,501
                                        ========    ========    ========    ========   ========
 Pro forma net income per
  common share (B)    ...............                           $  0.72                $  0.35
                                                                ========               ========
 Pro forma weighted average
  number of common shares
  outstanding (B)  ..................                            17,899                 18,705
                                                                ========               ========



                                                                         As of March 31, 1997
                                                         -----------------------------------------------------
                                                                                              Pro Forma
                                                           Actual        Pro Forma(C)      As Adjusted (C)(D)
                                                                         (In thousands)
Balance Sheet Data:
 Cash and cash equivalents  ............                  $      852       $      852          $      852
 Working capital (deficit) (E) .........                     (13,999)         (77,999)            (13,999)
 Total assets   ........................                      46,646           46,646              46,646
 Total debt  ...........................                          --           64,000               7,160
 Divisional equity    ..................                       9,228               --                  --
 Stockholders' equity (deficit)   ......                          --          (54,772)              2,068


------------
(A) See Combined Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

(B) See Note 2 of Notes to Combined Financial Statements for information concerning the computation of per share earnings.
(C) Adjusted to give effect to the Distribution and the Debt Financing, the proceeds of which were used to repay Marcam Corporation's $25.0 million 9.82% Subordinated Notes due 2001 (assumed by the Company for accounting purposes) and to make the $39.0 million cash transfer to Marcam Solutions.


(D) Adjusted to give effect to the sale of shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom based on an assumed initial price to the public of $10.50 per share. See "Use of Proceeds," "Capitalization" and "Description of Capital Stock."
(E) Includes $21.2 million of deferred revenue.

                                 RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be carefully considered by prospective investors when evaluating an investment in the Common Stock offered hereby. The following factors relate to the entire MAPICS product line.

     Variability in Quarterly Operating Results; Seasonality. The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and may intensify. The Company's quarterly operating results are affected by a number of factors that could materially and adversely affect revenues and profitability, including the size and timing of license transactions; the demand for the Company's products; the proportion of revenues attributable to license fees versus services fees; the proportion of Solution Partner-developed products versus internally-developed products licensed; changes in the level of operating expenses; the potential for delay or deferral of customer purchases of the Company's software; the timing of the introduction or market acceptance of new or enhanced products offered by the Company or its competitors; the ability of the Company's affiliate distribution channel to service additional sales; the competitive conditions in the industry; and the general economic and political conditions and other factors affecting capital expenditures by customers. The purchase of the Company's products and services may involve a significant commitment of capital and other resources by its customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for the Company's products and services are subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and internal authorization procedures. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter.

     The Company's quarterly operating results are subject to certain seasonal fluctuations. The Company believes that its first quarter (ending December 31) revenues generally are positively affected by year-end capital expenditures by certain customers and by year-end incentives provided by International Business Machines Corporation ("IBM") to resellers of its hardware, which include many of the Company's distribution affiliates. In the Company's fourth quarter (ending September 30), revenues are positively affected by the incentives provided pursuant to the Company's sales compensation plans. These factors have historically resulted in increased license revenues during such quarters. In addition, the Company's revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, the Company's quarterly operating results are difficult to predict, and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Net income is affected because the Company establishes its spending levels on the basis of its expected future operating margins. These seasonal factors are likely to continue to affect quarter-to-quarter comparisons.

     Due to the foregoing factors, it is possible that the Company's operating results could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions in the manufacturing or ERP marketplace prevail or are perceived to prevail, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Financial Results."


     Reliance on Third Party Distribution Channel. The Company markets, sells, and supports its products primarily through a network of more than 80 distribution affiliates and as a result maintains a limited direct sales force. The Company relies on its affiliates for sales, product implementation, customization and customer support services. There can be no assurance that the affiliates will continue to provide the level and quality of service required to meet the needs of the Company's customers or that the Company will be able to maintain effective long-term relationships with its affiliates. If the Company is unable to maintain effective, long-term relationships with the affiliates, or if the affiliates fail to meet the needs of the Company's customers, the Company's business would be adversely affected. From time to time certain of the Company's competitors have established, and may continue to seek to establish a comparable distribution channel, in part by attempting to attract the Company's own affiliates. The Company's agreements with its affiliates are generally terminable by either party and do not impose specific obligations on the part of the affiliates. Further, there can be no assurance that the affiliates will not otherwise reduce or discontinue their relationships with or support of the Company and its products. See "Business--Marketing and Sales."

     Competition. The market for business software within the mid-size manufacturing industry is highly competitive, changes rapidly and is to a significant degree affected by new product introductions and other market activities of industry participants. The Company's products and related services are primarily targeted at the market for business applications software for use with the IBM AS/400. The Company's current and prospective competitors offer a variety of products which address this and similar markets. The Company's primary competition comes from a large number of independent software vendors and other sources, including Baan N.V., Computer Associates, Inc., Intentia AB, JBA Holdings Plc, J.D. Edwards & Company, Inc., Oracle Corporation, SAP AG, and System Software Associates, Inc. Of the Company's primary competitors, the products of Intentia are currently designed solely for use with the IBM AS/400, and the products of JBA Holdings Plc, J.D. Edwards and System Software Associates are currently designed for use primarily with the IBM AS/400. The Company also experiences some competition from vendors of specialized applications.

     Certain of the Company's competitors have significantly greater financial, marketing, service, support and technical resources, and greater name recognition than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for business software for use with the AS/400 and as new products and technologies are introduced. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share, resulting in price or fee rate reductions, fewer customer orders and reduced gross margin, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Company relies on a network of distribution affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain sufficiently high quality standards so that the Company's reputation and competitive position will not be adversely affected. See "Business-Marketing and Sales" and "--Competition."

     Dependence on Key Personnel; Ability to Attract and Retain Skilled Personnel. The Company's future performance depends to a significant extent upon the continued service of a number of senior management and key technical personnel. The Company does not maintain key-person life insurance on any of its key employees. None of the Company's employees is bound by an employment agreement. The loss of the services of one or more key employees could have a material adverse effect on the Company. The Company's future financial results also will depend in large part upon its ability to attract on a timely basis and retain highly skilled technical, managerial and marketing personnel and the ability of its officers and key employees to manage growth successfully and to continue successful development of new products and enhancements to existing products. Competition for such personnel is intense and is likely to intensify further as companies compete to hire personnel. The Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to develop successfully new and enhanced products. See "Business--Employees" and "Management."

     Absence of History as a Stand-Alone Public Company; Limited Relevance of Certain Historical Financial Information. The Company has never operated as a stand-alone company. Except for Richard C. Cook, the Company's senior executive officers have had limited or no prior management experience as senior executives in a public company. After the Distribution, the Company will operate as a stand-alone entity and, while the Company will continue to receive certain services from Marcam Solutions, there can be no assurance that the Company's operating results will not be adversely affected as a result of the reduction of general service assistance from Marcam Solutions. In anticipation of being established as a stand-alone entity, the Company has reviewed its business and operations and is implementing certain organizational changes. However, there can be no assurance that these changes or that the separation from Marcam Solutions will not have an adverse impact on the Company's business, financial condition and results of operations.

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented, because certain allocations were made in preparing such financial data. This is particularly true with regard to allocations of corporate overhead. The financial information included herein does not reflect the changes that may occur in the operations of the Company as a result of the Distribution and the Offering, such as the increased administrative costs, including data services, employee benefits, legal, insurance, accounting and corporate overhead, that MAPICS will incur as a result of being an independent, publicly traded company. In addition, the combined financial statements of the Company include certain assets, liabilities, revenues and expenses which were not historically recorded at the entity level of, but are associated with, the Company. See "The Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


     New Products and Technological Change. The market for the Company's ERP software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its MAPICS products and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in standard business applications software and client/server solutions, as well as object-oriented technology. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, functioning product enhancements or new products that respond to technological advances by its competitors or that its new products will achieve market acceptance. See "Business--Product Development."


     As a result of the complexities inherent in the functionality and performance demanded by ERP software customers, major new products and product enhancements can require long development and testing periods. In addition, ERP software programs as complex as those offered by the Company may contain errors which are discovered only after the products and new releases have been installed and used by customers despite testing by the Company. There can be no assurance that undetected errors will not impair the market acceptance of these products or adversely affect the Company's operating results. Problems encountered by customers installing and implementing the Company's new product releases or with product performance, including product functionality, product response time and program errors, could also materially adversely affect the Company's operating results.


     Dependence on External Development Resources. To date, approximately 19 of the Company's application modules were developed in collaboration with third parties (Solution Partners) and the Company expects to continue to rely on Solution Partners for the development of additional application modules. Generally, Solution Partners continue to own the rights to, and maintain, the technology underlying the modules and license, on an exclusive basis, the technology to the Company. Under the terms of such agreements, the Company is obligated to pay a royalty to a Solution Partner for sales of the Solution Partner-developed application modules. In the event the Company fails to pay the required royalty when due, such agreement may be terminated. The termination of such an agreement with a Solution Partner could adversely affect the Company's business, financial condition and results of operations. There can be no assurance that Solution Partners will be available to develop application modules for the Company in the future or will complete application modules for the Company on a timely basis, within acceptable guidelines, or at all. The Company's success depends in part on its continued ability to license application modules from Solution Partners and there can be no assurance that the Company will be able to obtain such licenses on terms acceptable to the Company or at all. Although the Company is entitled to obtain a non-exclusive license to the source code for an application module in the event the Solution Partner fails to maintain or update the application module, goes out of business or otherwise breaches the terms of the license agreement, the Company may not be able to maintain or upgrade the application module adequately or on a timely basis. The failure of the Company to adequately or on a timely basis, maintain or upgrade the application module could adversely affect the Company's business, financial condition and results of operations. See "Business--Product Development."


     Dependence on IBM's AS/400. Substantially all of the Company's revenues have been derived from products designed to operate primarily on IBM's AS/400 series of computers. Therefore, the Company's future revenues from initial license fees and periodic license fees will be primarily derived from and dependent upon the continued widespread use of the AS/400 and the continued support of the AS/400 by IBM. While the Company believes that customers will continue to use, and IBM will continue to support, the AS/400, there can be no assurance of such continued use or support and the loss of either would have a material adverse effect on the Company's operating results. The Company will be required and intends to continue to devote significant resources to supporting its installed base of AS/400 customers. Although the Company believes it has an advantage in assisting its installed AS/400 base in converting to independent platforms, there is no assurance that these customers will continue to use MAPICS products if they implement such independent platforms. If there should be a rapid shift away from the current widespread use of the AS/400 operating system, the Company would be required to expend substantial capital resources to develop new software and would be likely to experience delays or losses in customer orders and, as a result, its business would be materially adversely affected. In addition, in order to retain its AS/400 customers, the Company may be required to adapt its MAPICS products to any changes made in the AS/400 operating system in the future. The Company's inability to adapt to future changes in the AS/400 operating system, or delays in doing so, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Background."


     Management of Potential Growth. The Company's business has grown rapidly in the last three years, with total revenues increasing from $52,783,000 in fiscal 1994 to $77,602,000 in fiscal 1996. This recent growth has placed, and may continue to place, strain on the Company's management and systems. Accordingly, the Company's future operating results will depend, in part, on the ability of its officers and other key employees to continue to implement and improve its operational and financial control systems and to effectively expand, train and manage its employee base. The Company's growth is also dependent upon its distribution affiliates' ability to implement the Company's products in response to the projected demands of the Company's customer base. There can be no assurance that the Company or its affiliates will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Relationship with Marcam Solutions. The Company has entered into certain agreements with Marcam Solutions which will govern certain aspects of the parties' relationship on an ongoing basis that may be material to the conduct of the Company's business, including the provision of certain administrative services and indemnification obligations related to the Distribution. These agreements would have a material adverse effect on the Company's business, financial condition and results of operations if such agreements result in significant liabilities to the Company. In addition, because the business to be conducted by Marcam Solutions will be conducted through Marcam Corporation until the Distribution, MAPICS may be liable for the liabilities of Marcam Solutions relating to the period prior to the Distribution. If Marcam Solutions for any reason is unable to satisfy its liabilities, MAPICS may be liable for them. In addition, the Chief Financial Officer of Marcam Corporation is also the Chief Financial Officer of Marcam Solutions. Following the Distribution, this person will not be the Chief Financial Officer of the Company but will become a director of the Company, while continuing to serve as Marcam Solutions' Chief Financial Officer. See "Management." This person may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Marcam Solutions. Such matters may require consultation by such person with his legal advisors or a vote of the disinterested directors of the Company only, concerning specific matters presented to the Board of Directors of the Company. Notwithstanding such precautions, there can be no assurance that any such potential conflict will be resolved in a manner that will not adversely affect the interests of the Company. See "The Distribution" and "Relationship Between MAPICS and Marcam Solutions."



     Dependence on Worldwide Manufacturing Industry. The Company's business depends substantially upon the capital expenditures of mid-size manufacturers, which expenditures depend in part upon the demand for such manufacturers' products. A recession or other adverse events affecting the worldwide manufacturing industry served by the Company could affect such demand, forcing manufacturers in the Company's target market to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target market could have a material adverse effect on the Company's business, financial condition and results of operations.


     Federal Income Tax Consequences and Liabilities. Marcam Corporation has requested a private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service (the "Service") substantially to the effect that, except as provided below, the Distribution will qualify as a tax-free distribution to the Company and its stockholders under Section 355 of the Code. At the option of the Board of Directors of Marcam Corporation, Marcam Corporation may proceed with the Distribution based upon the opinions of its special tax counsel, Skadden, Arps, Slate, Meagher

& Flom LLP, and its independent accountants, Coopers & Lybrand L.L.P., that, except as provided below, the Distribution should qualify as a tax-free distribution under Section 355 of the Code (the "Tax Opinions"). The Tax Opinions will be based upon certain facts, assumptions and representations of officers of Marcam Corporation and Marcam Solutions as of the date of the Distribution. The Company will not complete the Distribution unless it receives the Private Letter Ruling or the Tax Opinions. Accordingly, neither the Company nor its stockholders should recognize taxable gain on the Distribution, except as provided below. The Company, however, will recognize gain on the Distribution to the extent that Marcam Solutions shares are received by stockholders who are not United States persons ("non-U.S. persons"). The number of Marcam Solutions shares expected to be distributed to non-U.S. persons is estimated to represent not more than 19% of the total Marcam Solutions shares to be distributed in the Distribution. Moreover, the Company may recognize additional gain with respect to certain aspects of the Distribution, including certain restructuring transactions expected to be consummated in connection with the Distribution. The aggregate amount of gain recognized by the Company in connection with the Distribution is not expected to result in any significant tax liability, but rather is expected to be offset by existing net operating losses. Accordingly, the amount of such net operating losses available to the Company after the Distribution will likely be reduced. In connection with the Asset Transfers, taxable gain may also be recognized in certain foreign jurisdictions. Such gain would not generally be offset by existing domestic net operating losses. The incurrence of significant tax liabilities by the Company, in the event that the Distribution is not treated as a tax-free transaction, may have a material adverse effect on the Company's business, financial condition and results of operations.



     In connection with the Distribution, Marcam Corporation and Marcam Solutions have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to certain tax liabilities and refunds of taxes relating to Marcam Corporation's business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and the Company shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, the Company shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.



     Uncertain Protection of Proprietary Technology. The Company's success is heavily dependent upon protection of its proprietary software. The Company relies on a combination of copyright, trademark and trade secret laws and license and non-disclosure agreements, to establish and protect its proprietary rights in its products. The Company enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers, and limits access to and distribution of its software, documentation, and other proprietary information. There can be no assurance, however, that despite these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company's products or obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the mechanisms used by the Company to protect its software will be adequate or that the Company's competitors will not independently develop software products that are substantially equivalent or superior to the Company's software products.


     In the future the Company may receive notices claiming that it is infringing the proprietary rights of third parties and there can be no assurance that the Company will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force the Company to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent the Company desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, if at all. Claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time consuming and expensive to defend, prosecute or resolve. See "Business--Proprietary Rights and Technology."

     Risks of Product Liability. The Company's products are generally used to manage data critical to large organizations. As a result, the sale and support of products by the Company may entail the risk of product liability claims. While the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, it is possible that such limitations of liability provisions may not be effective under the laws of all jurisdictions. In addition, the Company is insured for product liability protection against claims for personal injury or damage to property, as well as for the customers losses for which the Company is liable, although such insurance may not be sufficient to cover all claims in the event the limitation of liability provisions contained in the Company's license agreements are not effective. Although the Company has not experienced any significant product liability claims to date, there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Absence of Comparable Trading History for Common Stock; Possible Volatility of Stock Price. The Common Stock of Marcam Corporation is currently traded on the Nasdaq National Market. However, because of the Distribution, historical trading prices of the Common Stock of Marcam Corporation are unlikely to be indicative of future trading prices of the Company's Common Stock. Following the Distribution, the Company's revenues will be substantially lower than Marcam Corporation's consolidated revenues prior to the Distribution, and management currently believes that the Company will have net income compared to Marcam Corporation's net losses. Accordingly, as a result of the Distribution, the trading prices of the Company's Common Stock immediately after the Distribution may be less than, equal to or greater than the trading prices of Marcam Corporation's Common Stock immediately prior to the Distribution. The initial price to the public of the Common Stock to be sold in the Offering will be determined by negotiations between the Company and the Underwriters. See "Underwriting" for a discussion of the factors to be considered in this connection.

     The market price of the Company's Common Stock could be subject to significant volatility due to a number of factors, including the continuing depth and liquidity of the market for the Common Stock, investor perception of the Company and the market for ERP software applications generally, the announcement of new products or product enhancements by the Company or its competitors, quarterly variations in the Company's operating results or operating results of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of the Company's Common Stock. Such prices may also be affected by certain provisions of the Company's articles of organization and by-laws, the Company's Rights Plan and other matters described in this Prospectus which may have an anti-takeover effect.

     Risks Associated with International Operations and Currency
Fluctuations. A material portion of the Company's business comes from outside the U.S. The Company derived approximately 22%, 27%, and 27% of its total revenues from customers located outside of the U.S. in 1994, 1995, and 1996, respectively. The Company believes that its continued growth and profitability will require expansion of its sales in international markets. To successfully expand international sales, the Company has utilized, and will continue to utilize, substantial resources to enlarge existing foreign operations, establish additional foreign operations and hire additional personnel. International expansion of the Company's operations has required, and will continue to require, the Company to translate and localize its application modules. To the extent the Company is unable to expand its international operations or translate and localize its application modules in a timely manner, it is likely to adversely impact the Company's operating results. In addition, even if international operations are successfully expanded, there can be no assurance that the Company will be able to maintain or increase international market presence or demand for its products.

     Risks inherent in the Company's international business activities include imposition of government controls, restrictions on the export of critical technology, political and economic instability (including fluctuations in foreign currency exchange rates), trade restrictions, difficulties in staffing international offices, longer accounts receivable payment collection cycles in certain countries, burdens of complying with a wide variety of foreign laws and regulations, management of an organization spread over various countries, unexpected changes in regulatory requirements and overlap of different tax structures. In addition, effective copyright, trademark and trade secret protection may not be available in every foreign country in which the Company sells its products. As a result of the continued expansion of the Company's international operations, the fluctuations in the value of foreign currencies in which the Company conducts its business may cause currency transaction gains and losses. To date, currency transaction gains and losses have not been material. However, due to the number of foreign currencies involved, the constantly changing currency exposures and volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. The Company's business, financial condition and results of operations could be materially adversely affected by any of these factors.

     Anti-Takeover Provisions; Rights Plan; Issuance of Preferred Stock. The Company's Restated Articles of Organization and Amended and Restated By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, or discourage changes in management of, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Also, the Company has adopted a Stockholder Rights Plan, pursuant to which the Company has distributed to its stockholders rights to purchase shares of junior participating preferred stock (the "Rights Plan"). Upon certain triggering events, such rights become exercisable to purchase the Company's Common Stock at a price substantially discounted from the then applicable market price of the Company's Common Stock. The Rights Plan could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. In addition, shares of the Company's Preferred Stock have been issued in the past and may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of Preferred Stock currently outstanding and will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional shares of Preferred Stock. The Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term. Such staggered Board may make it more difficult for a third party to gain control of the Company's Board of Directors. The Amended and Restated By-laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock."


     Shares Eligible for Future Sale; Registration Rights. Sales of substantial numbers of shares of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock and the Company's ability to raise needed capital in the capital markets at a time and price favorable to the Company. Upon completion of this Offering, the Company will have a total of 17,535,010 shares of Common Stock outstanding, of which the 6,000,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 11,535,010 outstanding shares of Common Stock will be eligible for sale in the public market following the Offering, except for shares of Common Stock subject to lock-up agreements described below and shares of Common Stock held or subsequently purchased by affiliates of the Company. Of these shares, an aggregate of 242,587 shares are subject to lock-up agreements with the representatives of the Underwriters expiring 180 days following the date of this Prospectus (the "Lock-Up Agreements"). Such agreements provide that the representatives may, in their sole discretion and at any time without notice, release all or a portion of the shares subject to these Lock-Up Agreements. The remaining shares are not subject to Lock-Up Agreements and substantially all of these shares are eligible for immediate sale into the public market.


     As of May 31, 1997, the Company had options to purchase an aggregate of 2,626,132 shares outstanding under its existing stock option plans and had an additional 1,886,713 shares of Common Stock reserved for issuance pursuant to these plans. In addition, the Company maintains an employee stock purchase plan pursuant to which it has 152,281 shares of Common Stock reserved for issuance. Any shares of Common Stock issued upon the exercise of such outstanding options or any options granted in the future will be, upon issuance, freely tradeable in the public market, except for shares subject to Lock-Up Agreements and shares held by affiliates of the Company. Of the outstanding options, 1,595,958 shares issuable upon exercise of such options are exercisable within 180 days of the date of this Prospectus and of these shares of Common Stock, 668,248 shares are subject to Lock-Up Agreements. In connection with the Distribution, the exercise prices of the options will be decreased on a basis intended to preserve the spread value of the existing options. See "The Distribution." The Company also has in effect a registration statement under the Securities Act covering the sale of 383,333 shares of Common Stock issuable upon the exercise of warrants exercisable at a price of $8.93 per share. These shares of Common Stock are not subject to Lock-Up Agreements. In connection with the Distribution, the exercise price will be decreased and the number of underlying shares will be increased on a basis intended to preserve the spread value of the warrants. See "The Distribution."

     The holders of the Company's convertible preferred stock currently convertible into 3,250,000 shares of Common Stock and the holders of warrants currently exercisable for 1,000,000 shares of Common Stock at an exercise price of $15.36 are entitled to certain demand registration rights with respect to such shares of Common Stock commencing on or after July 23, 1998 and are also entitled to piggy-back registration rights. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sale might have an adverse effect on the Company's ability to raise needed capital in the capital markets at a time and price favorable to the Company. In connection with the Distribution, the exercise price of the warrants will be decreased on a basis intended to preserve the spread value of the warrants. See "The Distribution." In addition, 2,250,000 shares of Common Stock underlying the convertible preferred stock currently are eligible for sale in the public market subject to the conditions of Rule 144 and the remaining shares of Common Stock underlying the convertible preferred stock and warrants will become eligible for sale subject to the conditions of Rule 144 on July 23, 1997. Of the 4,250,000 shares underlying the convertible preferred stock and warrants, 4,000,000 are subject to Lock-Up Agreements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $56,840,000 ($65,628,500 if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses, based on an assumed initial price to the public of $10.50 per share.


     The Company currently intends to use the net proceeds from the Offering to repay the indebtedness incurred in the Debt Financing. The net proceeds from the Debt Financing were used to make the $39 million cash transfer by Marcam Corporation to Marcam Solutions in connection with the Distribution and to repay Marcam Corporation's $25 million of 9.82% Subordinated Notes due 2001 (the "Subordinated Notes"). The indebtedness incurred in the Debt Financing currently bears interest at the rate of 9% and is payable on August 4, 1997. If the net proceeds from the Offering are not sufficient to repay the indebtedness incurred in the Debt Financing in full, the Company currently intends to use borrowings under the $30 million senior secured revolving credit and term loan facility to repay any amounts borrowed in the Debt Financing which are not repaid with the net proceeds from the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     The Company intends to use any remaining net proceeds for general corporate purposes, including working capital. Pending such uses, the net proceeds of this Offering will be invested in interest-bearing or dividend-bearing, investment grade securities.


                                DIVIDEND POLICY

     Marcam Corporation has never paid any cash dividends on its Common Stock. Upon completion of the Distribution, the Company currently intends to retain future earnings to fund future development and growth and the operation of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Covenants in the revolving credit facility prohibit the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's results of operations, financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis reflecting the Distribution and certain other matters, and (iii) on a pro forma as adjusted basis reflecting the Distribution, certain other matters, the sale of shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom based on an assumed initial price to the public of $10.50 per share. This table should be read in conjunction with the Combined Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. See also "Use of Proceeds," "Selected Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."



                                                                  As of March 31, 1997
                                                       -------------------------------------------
                                                                                   Pro Forma As
                                                       Actual     Pro Forma(A)     Adjusted(A)(B)
                                                          (In thousands, except per share data)
Cash and cash equivalents   ........................     $  852    $      852        $      852
                                                        =======    ==========        ==========
Total debt   .......................................     $   --    $   64,000        $    7,160
                                                        -------    ----------        ----------
Divisional equity  .................................      9,228            --                --
Stockholders' equity:
 Preferred stock, $1.00 par value; 1,000 shares
  authorized
  Series D Convertible Preferred Stock,
   225 shares issued and outstanding pro forma
   and pro forma as adjusted   .....................         --           225               225
  Series E Convertible Preferred Stock,
   100 shares issued and outstanding pro forma
   and pro forma as adjusted   .....................         --           100               100
 Common stock, $.01 par value; 50,000 shares
  authorized; 11,534 shares issued and
  outstanding pro forma; 17,534 shares issued
  and outstanding pro forma as adjusted (C)   ......         --           115               175
 Additional paid in-capital    .....................         --            --            56,780
 Retained earnings (accumulated deficit)   .........         --       (55,212)          (55,212)
                                                        -------    ----------        ----------
 Total stockholders' equity (deficit)   ............         --       (54,772)            2,068
                                                        -------    ----------        ----------
Total capitalization  ..............................     $9,228    $    9,228        $    9,228
                                                        =======    ==========        ==========

------------

(A) Adjusted to give effect to the Distribution and the Debt Financing, the proceeds of which were used to repay Marcam Corporation's $25.0 million 9.82% Subordinated Notes due 2001 (assumed by the Company for accounting purposes) and to make the $39.0 million cash transfer to Marcam Solutions.


(B) Adjusted to give effect to the sale of shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom based on an assumed initial price to the public of $10.50 per share. See "Use of Proceeds" and "Description of Capital Stock."
(C) Does not include (i) 1,383,333 shares of Common Stock (subject to adjustment) issuable upon the exercise of warrants outstanding as of March 31, 1997 with a weighted average exercise price of $13.58 per share and
    (ii) 2,663,452 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1997 with a weighted average exercise price of $14.64 per share. In connection with the Distribution, the exercise prices of the warrants and the options will be reduced, and the number of shares of Common Stock issuable upon exercise of certain of the warrants will be increased, on a basis intended to preserve the spread value of the warrants and options. See "The Distribution" and "Description of Capital Stock."

                      SELECTED COMBINED FINANCIAL DATA(A)


     The following table sets forth selected combined financial data of the Company as of and for the years ended September 30, 1994, 1995 and 1996, for the six months ended March 31, 1996 and 1997, and as of March 31, 1997. The selected combined financial data as of September 30, 1995 and 1996, for each of the three years in the period ended September 30, 1996, and as of and for the six months ended March 31, 1997 have been derived from the Company's combined financial statements which have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report. The selected combined financial data as of September 30, 1994 and for the six months ended March 31, 1996 have been derived from the Company's unaudited combined financial statements which, in the opinion of management of MAPICS, have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.




                                                                            Six Months Ended
                                                                                   March
                                       Fiscal Years Ended September 30,            31,
                                       ---------------------------------   --------------------
                                        1994        1995        1996        1996       1997
                                                (In thousands, except per share data)
Statement of Operations Data:
Revenues:
 License    ........................   $33,410     $42,745     $45,341     $20,501    $25,328
 Services   ........................    19,373      26,553      32,261      15,343     18,837
                                       --------    --------    --------    --------   --------
  Total revenues  ..................    52,783      69,298      77,602      35,844     44,165
Operating expenses:
 Cost of license revenues  .........     3,280       5,689       6,913       3,026      4,129
 Cost of services revenues    ......     5,428       7,567       9,499       4,573      5,301
 Selling and marketing  ............    17,765      24,780      27,851      13,028     14,834
 Product development    ............     6,692       7,432       6,398       3,122      4,969
 General and administrative   ......     4,810       5,384       5,965       2,212      4,360
                                       --------    --------    --------    --------   --------
  Total operating expenses    ......    37,975      50,852      56,626      25,961     33,593
Operating income  ..................    14,808      18,446      20,976       9,883     10,572
Income tax expense   ...............     4,641       7,112       8,076       3,805      4,071
                                       --------    --------    --------    --------   --------
Net income  ........................   $10,167     $11,334     $12,900     $ 6,078    $ 6,501
                                       ========    ========    ========    ========   ========
Pro forma net income per common
 share (B)  ........................                           $  0.72                $  0.35
                                                               ========               ========
Pro forma weighted average
 number of common shares
 outstanding (B)  ..................                            17,899                 18,705
                                                               ========                ========


                                                            As of September 30,               As of March 31,
                                                -------------------------------------------   ----------------
                                                  1994           1995            1996             1997
                                                                      (In thousands)
Balance Sheet Data:
Cash and cash equivalents    .........           $     107      $     226      $      378       $      852
Working capital (deficit) (C)   ......              (2,040)        (8,527)        (13,945)         (13,999)
Total assets  ........................              36,392         41,226          45,405           46,646
Long-term liabilities  ...............                 493            196             884              394
Divisional equity   ..................              17,091         11,492           9,193            9,228

------------
(A) See Notes to Combined Financial Statements appearing elsewhere in this Prospectus.
(B) See Note 2 of Notes to Combined Financial Statements for information concerning the computation of per share earnings.
(C) Includes $9.7 million, $15.2 million, $18.6 million and $21.2 million of deferred revenue at September 30, 1994, 1995, 1996 and
     March 31, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Combined Financial Data" and the combined financial statements and notes thereto included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere herein.


Overview

     The MAPICS product line was initially introduced by International Business Machines Corporation ("IBM") in 1978 to provide integrated application software for accounting, manufacturing and logistics for mid-size manufacturers. In February 1993, Marcam Corporation acquired the exclusive marketing and licensing rights to the MAPICS products from IBM and began managing the development and support of the MAPICS products. In September 1995, Marcam Corporation acquired all of the outstanding capital stock of the company that owned the MAPICS products. The combined financial statements and other financial information included in this Prospectus have been prepared using Marcam Corporation's historical basis in the assets, liabilities and historical results of operations of the business related to the MAPICS products. See Notes to Combined Financial Statements.

     The Company generates revenues primarily from licensing its software. When it first licenses its software, the Company receives both an initial license fee and a periodic license fee. The periodic license fee, which is typically paid annually in advance thereafter, entitles the customer to continue using the software and to receive certain support services. If a customer does not renew its periodic license, it is no longer entitled to use the Company's software. The Company believes this licensing arrangement provides it with recurring revenues from its installed base of customers and enables customers to take advantage of new releases and enhancements of its software. Initial license fees are recorded as license revenues, and periodic license fees are recorded as services revenues and recognized ratably over the period.

     The Company's cost structure is designed so that a significant portion of its costs vary in direct relation to license revenues, particularly its selling and marketing expenses and cost of license revenues. The MAPICS products are sold primarily through the Company's network of independent local affiliates, with support from the Company's sales management. The Company's single largest expense is commissions paid to these affiliates, which are based on the revenues they generate from selling licenses to the MAPICS products. The Company currently expects that as its affiliates generate increasing license revenues, selling and marketing expenses will decrease as a percentage of revenues because of the relatively fixed cost of the Company's direct selling and marketing activities. The affiliates, not the Company, provide the Company's customers with consulting and implementation services relating to the MAPICS products. As a result, the Company neither receives revenues from providing consulting and implementation services, nor bears the fixed costs inherent in maintaining a services business.

     In Japan and certain Eastern European countries, the Company utilizes resellers rather than affiliates to distribute the MAPICS products and the Company records as license revenues the net royalties received from the resellers without any corresponding commission expenses. From 1994 to 1996, net royalties received from such resellers decreased from 17.0% to 1.3% of total license revenues. The Company's strategy has been to replace these resellers with affiliates in order to provide the Company with a more direct relationship with its customers. This shift generally has resulted in an increase in selling and marketing expense as a percentage of revenues and a decrease in the operating margin percentage. The Company believes that the proportion of reseller sales to total license revenues will remain relatively constant for the foreseeable future.

     Cost of license revenues consists primarily of royalties paid to Solution Partners with respect to products licensed by the Company and amortization of software development costs. The Company expects that cost of license revenues will vary based on the mix of products licensed during the applicable period between Company-developed products and Solution Partner-developed products. The Company licenses from its Solution Partners complementary software products which have been integrated into the MAPICS product line. When the Company licenses a Solution Partner product to a customer, the Company pays a royalty to the Solution Partner. As a result, a significant portion of its cost of license revenues varies in direct relation to license revenues based on Solution Partners' products. Through its Solution Partner arrangements, the Company has been able to both enhance the functionality of its existing products and introduce new products utilizing this variable cost approach to expand its product offerings. During the past three fiscal years, the mix of products licensed by the Company has included increasing percentages of Solution Partner products, which has resulted in both increasing revenues and royalty costs.

     The Company's capitalized software development costs result primarily from internal software development activities and the translation of software into various foreign languages. The Company has typically amortized its capitalized software development and translation costs over five years. As of March 31, 1997, the Company's balance sheet reflected approximately four years of accumulated capitalized software development costs, because the Company did not begin capitalizing software until the acquisition of the exclusive marketing and licensing rights to the MAPICS products in February 1993. Consequently, the Company currently expects amortization of these costs to continue to increase through fiscal 1998, when five years of software development costs will have been capitalized. In addition, in fiscal 1997 the Company made a decision to amortize its 1997 and future translation expenditures over a revised useful life of two years rather than five years. This decision resulted, beginning in the first quarter of fiscal 1997, and will continue to result, in an increase in amortization expense compared with fiscal 1996.

     In the U.S. and Canada, the Company is the provider of support services (primarily via telephone) to its customers. Elsewhere, the Company engages local affiliates to provide varying degrees of support services for a fee. For certain Solution Partner-developed products, the Solution Partners provide varying levels of support for a fee. The costs of the Company's direct support services and the fees paid to affiliates and Solution Partners for providing support services are recorded as costs of services revenues.

     In 1996, the Company reduced its level of spending on product development activities other than translation of products ("core product development") because, at the time, Marcam Corporation anticipated that the MAPICS products would use certain technologies being developed in connection with its Protean and Avantis product lines. Subsequently, the Company determined that such a development strategy was not consistent with the demands of its target market and commenced a revised development strategy which will allow future platform independence. The Company anticipates continuing its efforts to develop additional versions of certain of its applications to run on Microsoft's NT server platforms. The Company does not believe that such additional versions will materially affect results of operations or liquidity. The Company currently anticipates that core product development expenditures will increase as a percentage of revenues to levels more consistent with those of 1994 and 1995. Costs of establishing technological feasibility of computer software products are charged to product development expense as they are incurred. Consequently, the Company's operating results may be affected adversely by significant changes in the level of product development investments.

     Certain expenses presented in the combined financial statements and other financial information included in this Prospectus have been allocated based on management's estimates of the cost of services provided to the Company by Marcam Corporation. The Company's management believes that these allocations are reasonable. The combined financial statements and other financial information included in this Prospectus, however, may not necessarily reflect the combined financial position, results of operations and cash flows of the Company had it operated as a separate entity during the periods presented, or what they may be in the future. See "Risk Factors-- Absence of History as a Stand-Alone Public Company" and Notes to Combined Financial Statements.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain line items in the Company's combined statements of operations.



                                                                                 Six Months Ended
                                         Fiscal Years Ended September 30,            March 31,
                                       ------------------------------------   -----------------------
                                        1994         1995         1996         1996         1997
Revenues:
 License    ........................      63.3%        61.7%        58.4%        57.2%        57.3%
 Services   ........................      36.7         38.3         41.6         42.8         42.7
                                        ------       ------       ------       ------       ------
  Total revenues  ..................     100.0        100.0        100.0        100.0        100.0
Operating expenses:
 Cost of license revenues  .........       6.2          8.2          8.9          8.4          9.3
 Cost of services revenues    ......      10.3         10.9         12.2         12.8         12.0
 Selling and marketing  ............      33.7         35.8         35.9         36.3         33.6
 Product development    ............      12.7         10.7          8.3          8.7         11.3
 General and administrative   ......       9.1          7.8          7.7          6.2          9.9
                                        ------       ------       ------       ------       ------
  Total operating expenses    ......      72.0         73.4         73.0         72.4         76.1
                                        ------       ------       ------       ------       ------
Operating income  ..................      28.0         26.6         27.0         27.6         23.9
Income tax expense   ...............       8.8         10.3         10.4         10.6          9.2
                                        ------       ------       ------       ------       ------
Net income  ........................      19.2%        16.3%        16.6%        17.0%        14.7%
                                        ======       ======       ======       ======       ======

  Six Months ended March 31, 1997 Compared to Six Months ended March 31, 1996

     Revenues. The Company generates revenues from licensing its software. Total revenues increased 23.2% to $44.2 million for the six months ended March 31, 1997 from $35.8 million for the six months ended March 31, 1996. License revenues increased 23.5% to $25.3 million for the six months ended March 31, 1997 from $20.5 million for the six months ended March 31, 1996. This increase resulted primarily from an increase of license sales to new customers, and to a lesser extent, an increase of license sales to existing customers for new sites, upgraded systems and additional modules, particularly in the U.S., Canada and the Europe, Middle East and Africa region ("EMEA"). Services revenues increased 22.8% to $18.8 million for the six months ended March 31, 1997 from $15.3 million for the six months ended March 31, 1996, principally due to the increase in the Company's installed customer base and additional optional support offerings that were made available in the second quarter of fiscal 1996 in EMEA to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues consists primarily of royalties paid to Solution Partners with respect to products licensed by the Company and amortization of capitalized software development costs. Cost of license revenues increased 36.5% to $4.1 million for the six months ended March 31, 1997 from $3.0 million for the six months ended March 31, 1996. These costs increased as a percentage of license revenues to 16.3% from 14.8% for the six months ended March 31, 1997 and 1996, respectively. These increases were primarily due to increased royalty costs as the volume of Solution Partner products licensed by the Company increased from the 1996 period to the 1997 period and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.


     Cost of Services Revenues. Cost of services revenues consists primarily of personnel costs related to the ongoing maintenance and support of the MAPICS products, fees paid to affiliates outside the U.S. and Canada to provide certain support services in those regions, and the fees paid to Solution Partners to provide similar services with respect to their products. Cost of services revenues increased 15.9% to $5.3 million for the six months ended March 31, 1997 from $4.6 million for the six months ended March 31, 1996, primarily as a result of the increased fees paid to affiliates and Solution Partners for providing support services. As a percentage of services revenues, these costs decreased to 28.1% from 29.8% for the six months ended March 31, 1997 and 1996, respectively. This decrease resulted primarily from the relatively fixed personnel costs in the Company's support services organization which were offset in part by the increased fees paid to Solution Partners and affiliates for support services in the 1997 period.

     Selling and Marketing. Selling and marketing expenses consist primarily of commissions paid to the Company's independent affiliates, compensation for the Company's sales and marketing personnel and direct costs associated with the Company's marketing campaigns. Selling and marketing expenses increased 13.9% to $14.8 million for the six months ended March 31, 1997 from $13.0 million for the six months ended March 31, 1996. This increase in the 1997 period was due primarily to increased commissions earned by affiliates on increased license revenues. As a percentage of revenues, selling and marketing expenses decreased to 33.6% from 36.3% for the six months ended March 31, 1997 and 1996, respectively. This decrease resulted primarily from the Company's direct selling and marketing costs being relatively fixed in nature.

     Product Development. Product development expenses consist primarily of compensation for software engineering personnel and independent contractors retained to assist in the Company's product development efforts. Costs of establishing technological feasibility of computer software products are charged to product development expense as they are incurred. Thereafter, certain software development costs and the cost of translating software products into different foreign languages are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Capitalized software development costs are amortized over the useful lives of such products, which are generally five years (except for translation expenditures capitalized in 1997 which are being amortized over two years). Amortization expense is charged to cost of license revenues.

     Overall, product development expenses increased 59.2% to $5.0 million for the six months ended March 31, 1997 from $3.1 million for the six months ended March 31, 1996 and increased as a percentage of revenues to 11.3% from 8.7% for the six months ended March 31, 1997 and 1996, respectively. These increases resulted primarily from lower costs qualifying for capitalization in 1997 than in 1996 due to the Company's core development efforts. See "Overview" and "Business--Product Development."

     Gross core development expenditures increased 16.3% to $6.0 million for the six months ended March 31, 1997 from $5.2 million for the six months ended March 31, 1996. This increase was primarily due to increased development expenditures as a result of the Company's change in product development strategy. See "Overview" and "Business--Product Development." The amounts of core development expenditures capitalized for the six months ended March 31, 1997 and 1996 were $1.2 million and $2.2 million, respectively, representing 19.1% and 42.1% of gross core development expenditures during those periods. The amounts of development expenditures capitalized during the period decreased because a higher proportion of development expenditures were related to the establishment of technological feasibility of the Company's revised development strategy. Gross translation expenditures decreased 30.8% to $1.3 million for the six months ended March 31, 1997 from $1.9 million for the six months ended March 31, 1996. Translation expenditures are typically project related and the timing of these expenditures is subject to change from period to period. The amounts of translation costs capitalized for the six months ended March 31, 1997 and 1996 were $1.2 million and $1.8 million, respectively, representing 93.8% of gross translation expenditures during both periods.

     General and Administrative. General and administrative expenses consist primarily of salaries of executive, financial, legal and administrative personnel, outside professional and service fees and provisions for bad debts. General and administrative expenses increased 97.1% to $4.4 million for the six months ended March 31, 1997 from $2.2 million for the six months ended March 31, 1996 due primarily to an increase in the provision for bad debts, as well as increases in facilities and personnel costs. General and administrative expenses represented 9.9% of revenues for the six months ended March 31, 1997 as compared to 6.2% for the six months ended March 31, 1996. The level of general and administrative expenses for the 1996 period was relatively low primarily because the Company recorded less bad debt expense due to available reserves.

     Provision for Income Taxes. Income tax expense represented 38.5% of income before tax expense for the six months ended March 31, 1997 and 1996. The effective tax rates for both periods exceeded the statutory federal rate largely due to the impact of state income taxes, partially offset by research and experimentation credits.


  Fiscal 1996 Compared to Fiscal 1995

     Revenues. Total revenues increased 12.0% to $77.6 million in 1996 from $69.3 million in 1995. License revenues increased 6.1% to $45.3 million in 1996 from $42.7 million in 1995. This increase resulted primarily from an increase of license sales to new and existing customers for new sites, upgraded systems and additional modules, particularly outside the U.S. and Canada. This increase was primarily attributable to the availability of French,

German, Spanish and Portuguese translations of Release 2 of MAPICS XA. Services revenues increased 21.5% to $32.3 million in 1996 from $26.6 million in 1995, principally due to the increase in the Company's installed customer base and revenues from optional support services offered in EMEA to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues increased 21.5% to $6.9 million from $5.7 million in 1995 and represented 15.2% and 13.3% of license revenues in 1996 and 1995, respectively. This increase was primarily due to increased royalty costs as the volume of Solution Partner products licensed by the Company increased from 1995 to 1996 and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.

     Cost of Services Revenues. Cost of services revenues increased 25.5% to $9.5 million from $7.6 million in 1995 and represented 29.4% and 28.5% of services revenues in 1996 and 1995, respectively. This increase was primarily due to increases in staff and other costs in 1996 to support the growing base of customers in EMEA.

     Selling and Marketing. Selling and marketing expenses increased 12.4% to $27.9 million in 1996 from $24.8 million in 1995 and represented 35.9% and 35.8% of total revenues in 1996 and 1995, respectively. The increase in these expenses resulted primarily from increased commissions earned by affiliates on increased revenues. As a percentage of total revenues, these expenses remained relatively constant as a result of changes in the mix of revenues from affiliates and resellers. See "Overview."

     Product Development. Overall, product development expenses decreased 13.9% to $6.4 million from $7.4 million in 1995 and represented 8.3% and 10.7% of total revenues in 1996 and 1995, respectively. These decreases resulted primarily from lower core development expenditures in 1996. See "Overview" and "Business--Product Development."

     Gross core development expenditures decreased 9.9% to $9.1 million for 1996 from $10.0 million for 1995. This decrease was due primarily to the change in the Company's development strategy. See "Overview." The amounts of core development expenditures capitalized for 1996 and 1995 were $2.9 million and $2.8 million, respectively, representing 31.9% and 28.2% of gross core development expenditures during those periods. Gross translation expenditures increased 27.6% to $3.7 million for 1996 from $2.9 million for 1995. The amounts of translation costs capitalized for 1996 and 1995 were $3.5 million and $2.7 million, respectively, representing 93.6% and 92.4% of gross translation expenditures during those periods.

     General and Administrative. General and administrative expenses increased 10.8% to $6.0 million from $5.4 million in 1995 and represented 7.7% and 7.8% of total revenues in 1996 and 1995, respectively. The overall increase was primarily due to expansion of staff and facilities in EMEA.

     Provision for Income Taxes. Income tax expense represented 38.5% and 38.6% of income before income tax for fiscal years 1996 and 1995, respectively. The effective tax rates for both periods exceeded the statutory federal rate largely due to the impact of state income taxes, partially offset by research and experimentation credits.


  Fiscal 1995 Compared to Fiscal 1994

     Revenues. Total revenues increased 31.3% to $69.3 million in 1995 from $52.8 million in 1994. License revenues grew 27.9% to $42.7 million in 1995 from $33.4 million in 1994. This increase resulted primarily from increased licensing volume both to new customers and to existing customers for new sites, upgraded systems and additional modules, particularly in the U.S. and Canada. The Company believes that this increase was attributable to the availability of the significant enhancements in Release 2 of MAPICS XA and improvements in affiliate productivity outside North America.

     Services revenues increased 37.1% to $26.6 million in 1995 from $19.4 million in 1994. This increase was primarily attributable to the inclusion in 1995 of periodic license fee revenues for a full year. In connection with the transactions relating to the MAPICS products which occurred in February 1993, none of the periodic license fees billed by IBM prior to the closing were transferred to the Company. The Company began recognizing periodic license fee revenues only after the period for which the customer paid IBM expired. Periodic license fees were typically billed on the anniversary of the original license of the software, although revenues from those fees were recognized ratably during the period. Consequently, the Company did not recognize a full year of periodic license fee revenues during 1994. In addition, the Company recognized revenues from optional support services offered in Europe to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues increased 73.4% to $5.7 million from $3.3 million in 1994 and represented 13.3% and 9.8% of license revenues in 1995 and 1994, respectively. This increase was primarily due to increased royalty costs as the volume of Solution Partner products licensed by the Company increased from 1994 to 1995 and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.

     Cost of Services Revenues. Cost of services revenues increased 39.4% to $7.6 million from $5.4 million in 1994 and represented 28.5% and 28.0% of services revenues in 1995 and 1994, respectively. This increase resulted primarily from increased personnel costs associated with expansion of the Company's North American and European support capabilities.

     Selling and Marketing. Selling and marketing expenses increased 39.5% to $24.8 million in 1995 from $17.8 million in 1994. This increase was due primarily to increased commissions earned by affiliates on increased license revenues. Selling and marketing expenses increased as a percentage of total revenues from 33.7% to 35.8% from 1994 to 1995. This increase was primarily attributable to a decrease in the proportion of revenues received in 1995 from affiliates who act as resellers whereby the Company only records as license revenues the net proceeds from the affiliate and no corresponding commission expense is recognized, as well as expansion of the Company's direct marketing programs.

     Product Development. Overall, product development expenses increased 11.1% to $7.4 million in 1995 from $6.7 million in 1994 and represented 10.7% and 12.7% of revenues in 1995 and 1994, respectively. These increases were due to lower amounts of core development costs qualifying for capitalization in 1995.

     Gross core development expenditures decreased 5.5% to $10.0 million for 1995 from $10.6 million for 1994. The amounts of core development expenditures capitalized for 1995 and 1994 were $2.8 million and $4.1 million, respectively, representing 28.2% and 39.0% of gross core development expenditures during those periods. Gross translation expenditures increased 237.4% to $2.9 million for 1995 from $0.9 million for 1994. The amounts of translation costs capitalized for 1995 and 1994 were $2.7 million and $0.7 million, respectively, representing 92.4% and 75.9% of gross translation expenditures during those periods.

     General and Administrative. General and administrative expenses increased 11.9% to $5.4 million from $4.8 million in 1994 and represented 7.8% and 9.1% of total revenues in 1995 and 1994, respectively. This increase was due primarily to an increase in the provision for bad debts.

     Provision for Income Taxes. Income tax expense represented 38.6% and 31.3% of income before income tax for fiscal years 1995 and 1994, respectively. The effective tax rate in 1995 exceeded the federal statutory rate largely due to the impact of state income taxes, partially offset by research and experimentation credits. The effective tax rate in 1994 was lower than the federal statutory rate due to research and experimentation credits and the benefit of net operating losses exceeding the impact of state income taxes.


Quarterly Financial Results

     The following table sets forth unaudited statement of operations data for each of the four quarters in fiscal 1995 and 1996 and the first two quarters in fiscal 1997 and the percentage of the Company's total revenues represented by each item for the respective quarter. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

Operating Results:


                                                Quarters Ended
                                 --------------------------------------------
                                 Dec. 31,   Mar. 31,   June 30,   Sept. 30,
                                   1994       1995       1995        1995
                                                (in thousands)
Revenues:
 License   .....................   $11,241    $  8,456   $  8,739   $14,309
 Services  .....................     5,972       6,902      6,564     7,115
                                  --------   ---------  ---------   --------
  Total revenues ...............    17,213      15,358     15,303    21,424
Operating Expenses:
 Cost of license revenues    ...     1,060       1,043      1,462     2,124
 Cost of services revenues   ...     1,643       1,770      1,821     2,333
 Selling and marketing    ......     5,720       5,456      5,297     8,307
 Product development   .........     1,739       1,844      2,078     1,771
 General and administrative  ...     1,307       1,205      1,143     1,729
                                  --------   ---------  ---------   --------
  Total operating expenses   ...    11,469      11,318     11,801    16,264
                                  --------   ---------  ---------   --------
Operating income    ............     5,744       4,040      3,502     5,160
Income tax expense  ............     2,215       1,558      1,350     1,989
                                  --------   ---------  ---------   --------
Net income    ..................   $ 3,529    $  2,482   $  2,152   $ 3,171
                                  ========   =========  =========   ========



                                                              Quarters Ended
                                 ----------------------------------------------------------------
                                 Dec. 31,   Mar. 31,   June 30,   Sept. 30,   Dec. 31,   Mar. 31,
                                   1995       1996       1996        1996       1996       1997
Revenues:
 License   .....................   $11,449    $  9,052   $  9,809   $15,031     $14,277    $11,051
 Services  .....................     7,174       8,169      8,319     8,599       9,102      9,735
                                  --------   ---------  ---------   --------   --------   --------
  Total revenues ...............    18,623      17,221     18,128    23,630      23,379     20,786
Operating Expenses:
 Cost of license revenues    ...     1,681       1,345      1,429     2,458       2,558      1,571
 Cost of services revenues   ...     2,234       2,339      2,300     2,626       2,583      2,718
 Selling and marketing    ......     6,814       6,214      6,321     8,502       8,035      6,799
 Product development   .........     1,371       1,751      1,482     1,794       2,488      2,481
 General and administrative  ...     1,486         726      2,002     1,751       1,922      2,438
                                  --------   ---------  ---------   --------   --------   --------
  Total operating expenses   ...    13,586      12,375     13,534    17,131      17,586     16,007
                                  --------   ---------  ---------   --------   --------   --------
Operating income    ............     5,037       4,846      4,594     6,499       5,793      4,779
Income tax expense  ............     1,939       1,866      1,768     2,503       2,230      1,841
                                  --------   ---------  ---------   --------   --------   --------
Net income    ..................   $ 3,098    $  2,980   $  2,826   $ 3,996     $ 3,563    $ 2,938
                                  ========   =========  =========   ========   ========   ========

Percentage of Total Revenues:


                                                Quarters Ended
                                 --------------------------------------------
                                 Dec. 31,   Mar. 31,   June 30,   Sept. 30,
                                   1994       1995       1995        1995
Revenues:
 License   .....................    65.3%      55.1%      57.1%       66.8%
 Services  .....................    34.7       44.9       42.9        33.2
                                  ------     ------     ------      ------
  Total revenues ...............   100.0      100.0      100.0       100.0
Operating Expenses:
 Cost of license revenues    ...     6.2        6.8        9.5         9.9
 Cost of services revenues   ...     9.5       11.5       11.9        10.9
 Selling and marketing    ......    33.2       35.5       34.6        38.8
 Product development   .........    10.1       12.0       13.6         8.2
 General and administrative  ...     7.6        7.9        7.5         8.1
                                  ------     ------     ------      ------
  Total operating expenses   ...    66.6       73.7       77.1        75.9
                                  ------     ------     ------      ------
Operating income    ............    33.4       26.3       22.9        24.1
Income tax expense  ............    12.9       10.1        8.8         9.3
                                  ------     ------     ------      ------
Net income    ..................    20.5%      16.2%      14.1%       14.8%
                                  ======     ======     ======      ======



                                                         Quarters Ended
                                 ----------------------------------------------------------------

                                 Dec. 31,   Mar. 31,   June 30,   Sept. 30,   Dec. 31,   Mar. 31,
                                   1995       1996       1996        1996       1996       1997
Revenues:
 License   .....................    61.5%      52.6%      54.1%       63.6%      61.1%      53.2%
 Services  .....................    38.5       47.4       45.9        36.4       38.9       46.8
                                  ------     ------     ------      ------     ------     ------
  Total revenues ...............   100.0      100.0      100.0       100.0      100.0      100.0
Operating Expenses:
 Cost of license revenues    ...     9.0        7.8        7.9        10.4       10.9        7.6
 Cost of services revenues   ...    12.0       13.6       12.7        11.1       11.1       13.1
 Selling and marketing    ......    36.6       36.1       34.9        36.0       34.4       32.7
 Product development   .........     7.4       10.2        8.2         7.6       10.6       11.9
 General and administrative  ...     8.0        4.2       11.0         7.4        8.2       11.7
                                  ------     ------     ------      ------     ------     ------
  Total operating expenses   ...    73.0       71.9       74.7        72.5       75.2       77.0
                                  ------     ------     ------      ------     ------     ------
Operating income    ............    27.0       28.1       25.3        27.5       24.8       23.0
Income tax expense  ............    10.4       10.8        9.7        10.6        9.5        8.8
                                  ------     ------     ------      ------     ------     ------
Net income    ..................    16.6%      17.3%      15.6%       16.9%      15.3%      14.2%
                                  ======     ======     ======      ======     ======     ======


     The Company's quarterly operating results are affected by a number of factors including the size and timing of license transactions; the demand for the Company's products; the proportion of revenues attributable to license fees versus services fees; the proportion of Solution Partner-developed products versus internally-developed products licensed; changes in the level of operating expenses; the potential for delay or deferral of customer purchases of the Company's software; the timing of the introduction or market acceptance of new or enhanced products offered by the Company or its competitors; the ability of the Company's affiliate distribution channel to service additional sales; the competitive conditions in the industry; and the general economic and political conditions and other factors affecting capital expenditures by customers. The purchase of the Company's products and services may involve a significant commitment of capital and other resources by its customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for the Company's products and services are subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and internal authorization procedures. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter.

     The Company's quarterly operating results are subject to certain seasonal fluctuations. The Company believes that its first quarter (ending December 31) revenues generally are positively affected by year-end capital expenditures by certain customers and by year-end incentives provided by IBM to resellers of its hardware, which include many of the Company's affiliates. In the Company's fourth quarter (ending September 30), revenues are positively affected by the incentives provided pursuant to the Company's sales compensation plans. These factors historically have resulted in each case in increased license revenues during such quarters. In addition, the Company's revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Net income is affected because the Company establishes its spending levels on the basis of its expected future gross margins. These seasonal factors are likely to continue to affect quarter-to-quarter comparisons.

     Due to the foregoing factors, it is possible that the Company's operating results could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions in the manufacturing or ERP marketplace prevail or are perceived to prevail, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors--Variability in Quarterly Operating Results; Seasonality."


Liquidity and Capital Resources

     The Company has funded its operations and capital expenditures primarily through cash generated from operations. Historically, the Company has remitted its excess cash from operations to Marcam Corporation. During the six months ended March 31, 1997, the Company transferred net cash of $6.5 million to Marcam Corporation. During fiscal 1996, 1995 and 1994, the Company transferred net cash to Marcam Corporation of $15.2 million, $16.5 million and $14.3 million, respectively. As of March 31, 1997, the Company had $0.9 million in cash and a working capital deficit of $14.0 million.

     Cash provided by operations was $9.8 million for the six months ended March 31, 1997 and $23.3 million, $22.7 million and $20.4 million for fiscal 1996, 1995 and 1994, respectively. During the six months ended March 31, 1997, working capital changes included an increase in deferred revenue as a result of growth in services revenues, offset partially by an increase in accounts receivable. During fiscal 1996, working capital was principally affected by an increase in deferred revenue as a result of growth in services revenues.


     Cash used for investing activities was $2.9 million for the six months ended March 31, 1997 and $8.0 million, $6.1 million and $5.8 million for fiscal 1996, 1995 and 1994, respectively. During fiscal 1996 and the six months ended March 31, 1997, the Company used cash for investing activities primarily related to software development and translation and purchases of property and equipment.

     On July 25, 1997, Marcam Corporation borrowed $64 million in the Debt Financing. The net proceeds from the Debt Financing were used to make the $39 million cash transfer by Marcam Corporation to Marcam Solutions in connection with the Distribution and to repay Marcam Corporation's $25 million of 9.82% Subordinated Notes due 2001 (the "Subordinated Notes"). The prepayment penalty and accrued interest of approximately $2.4 million on the Subordinated Notes was paid by Marcam Solutions. The indebtedness incurred in the Debt Financing currently bears interest at the rate of 9% and is payable on August 4, 1997. This indebtedness will be repaid in whole or in part with the net proceeds from the Offering. See "The Distribution" and "Use of Proceeds."

     The Company has also arranged for a $30 million senior secured revolving credit and term loan facility. Under this facility, the Company may borrow up to $15 million as a term loan and up to $15 million under the revolving credit facility. The Company intends to use borrowings under this credit facility to repay any amounts borrowed in the Debt Financing which are not repaid with the net proceeds from the Offering and for general corporate purposes, including working capital. The Company's obligations under the credit facility will be secured by liens on substantially all of the Company's assets. The principal of the term loan under the credit facility will be payable in installments beginning on September 30, 1998 and ending on June 30, 2001, and any revolving credit loans under the credit facility will mature on June 30, 2000. The facility will provide for prime and LIBOR based interest rate options. The borrowing availability for revolving credit loans and the rate of interest will vary depending upon specified financial ratios. The credit facility will contain covenants which, among other things, will require that the Company maintain certain financial ratios and will impose certain limitations or prohibitions on the Company with respect to the occurrence of indebtedness, liens and capital leases; the payment of dividends on, and the redemption or repurchase of, capital stock of the Company; investments and acquisitions; the merger or consolidation of the Company with any person or entity; and the disposition of any of the Company's properties or assets. The Company has also arranged for the borrowing availability under the senior secured revolving credit and term loan facility to be increased to $75 million, which would permit the Company to repay the indebtedness incurred in the Debt Financing, in the event the Offering is not completed by August 4, 1997.

     In connection with the Debt Financing, Marcam Corporation's $20.0 million revolving credit facility was terminated on July 25, 1997.


     As of March 31, 1997, the Company did not have any material commitments for capital expenditures. The Company anticipates that its capital requirements for the last six months of fiscal 1997 will be approximately $1.0 million. The Company's aggregate minimum lease payments for the remainder of fiscal 1997 are expected to be $538,000.


     The Company believes that the net proceeds from the Offering, together with cash flows from operations and available borrowings, will be sufficient to meet the Company's working capital and capital expenditure needs at least until the end of fiscal year 1998.



Inflation

     To date, the Company believes inflation has not had a material impact on the Company's operations.


Recently Issued Pronouncements

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which will require the Company to elect either expense recognition under SFAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. The Company has determined that it will elect the disclosure-only alternative. The Company will be required to disclose the pro forma net income and pro forma net income per share in the notes to the combined financial statements using the fair-value based method beginning in fiscal 1997 after the Distribution, with comparable disclosures for fiscal 1996. The Company has not determined the impact that these pro forma adjustments will have on its net income or income per share.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued which will require the Company to present basic and diluted earnings per share ("EPS"). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under existing rules. SFAS 128 requires restatement of all prior period earnings per share data presented. The Company will adopt SFAS 128 as of October 1, 1998 and has not yet determined the impact of the adoption.

                                   BUSINESS


     MAPICS is a leading provider of enterprise resource planning ("ERP") software applications for mid-size discrete and batch-process manufacturing enterprises worldwide. The Company's products provide an integrated and function-rich ERP solution with the breadth and depth of applications to manage an entire manufacturing enterprise. The MAPICS XA product line currently consists of 44 integrated application modules in the areas of Engineering and Cost Management, Market and Demand Management, Plant Operations and Logistics Management, Production Resource Planning, Financial Management and Measurements and Cross Applications Solutions. The Company continually enhances its product offerings to meet the specific needs of mid-size manufacturers and offers such manufacturers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software. In addition to its internal development programs, the Company utilizes third parties (Solution Partners) to assist in the development of new applications. Solution Partners permit the Company to introduce new applications quickly and on a variable cost basis.


     Approximately 5,700 customer sites presently use MAPICS applications, which the Company believes represents one of the largest installed user bases in the ERP industry. In Advanced Manufacturing Research's survey of ERP customer satisfaction (the "AMR Survey"), MAPICS products received the highest overall total score (nearly one-third higher than the next competitor) based on 15 different factors, including functionality, value, implementation results, quality of support, service and maintenance, and knowledge of sales force. The Company's customer base consists primarily of mid-size ($20 million to $500 million in annual revenues) manufacturers and divisions, sites and subsidiaries of large companies, including Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eaton Corporation, General Electric Company, Honda Motor Co., Ltd., International Game Technology, Peg Perego Pines SPA, Shiseido Cosmetics (America) Ltd. and Sub-Zero Freezer Co., Inc. The primary channel for selling and supporting MAPICS products is a network of more than 80 affiliates which sells, implements, services and supports MAPICS products throughout the world. In addition to providing customers high quality local implementation, consulting and support services in a cost-effective manner, the affiliate distribution channel provides the Company an attractive variable cost structure for sales and marketing.


     The MAPICS XA product line runs on International Business Machine Corporation's ("IBM") A/S 400 system, which the Company believes is the leading platform in the mid-size manufacturing market. The Company intends to pursue growth opportunities in the ERP market by leveraging its large installed customer base, continuing to utilize its well-established affiliate distribution channel, accelerating its growth in international markets, broadening its customer base with new functionality and continuing its evolutionary product development approach, designed to migrate customers to new technologies gradually.


Industry Background

     Manufacturers face increasingly intense global competitive pressures, more demanding vendor-customer relationships and rapidly changing market requirements. Intensifying global competition requires immediate and effective communication with customers and suppliers of both discrete and batch-process manufacturers. Discrete manufacturers produce products by assembling or machining component parts or sub-assemblies into finished products. Batch-process manufacturers typically produce a specific quantity of products on an order or "batch" basis in which a batch moves through a series of operations in discontinuous mode with work-in-process often building up at process points (e.g., pharmaceutical and computer chip manufacturers). In contrast, continuous process manufacturers typically produce products at a specified rate (e.g., 12 tons per day for 30 days) in which material moves through various process steps in a continuous flow with no work-in-process building up at any process point (e.g., chemical, food processing and paper manufacturers). Customers of discrete and batch-process manufacturers increasingly demand products which meet custom ("make-to-order") requirements. These manufacturers are also utilizing new manufacturing methods such as rate-based manufacturing and just-in-time inventory replenishment. In addition, manufacturers are increasingly required to manage broadening product portfolios, multinational distribution, reduced product development and delivery cycles, lower inventory levels, and more complex manufacturing strategies. These requirements often involve global sourcing and assembly from a network of internal and outsourced manufacturers and suppliers. These challenges require more streamlined organizations, more efficient business processes, more effective information flow and communication, and a seamless integration of the entire extended enterprise.

     Effective information technology systems, capable of generating and disseminating critical information throughout an organization and its extended enterprise, can be a strategic resource for pursuing competitive advantage, allowing an organization to respond more rapidly to changing market and customer needs. Organizations rely on ERP systems to manage and integrate resources across the enterprise including component procurement, inventory management, manufacturing control, sales management, distribution, transportation, finance and other functions. The emergence of new computer and communications technologies, the requirements for addressing Year 2000 system issues and new developments in electronic commerce are creating demand for a new generation of ERP applications that offer solutions with expanded functionality which can be implemented faster, with less risk and lower cost and which are designed to accommodate future changes to the manufacturing processes.

     Mid-size manufacturers, consisting of independent companies and divisions, sites and subsidiaries of larger companies with annual revenues of between $20 million and $500 million, are focused on balancing their needs for functionality from their ERP systems against budgetary constraints. The IBM AS/400 system, which the Company believes is the leading platform used by mid-size manufacturers, is increasingly being used as a server for client/server networks and offers an attractive platform alternative for many companies implementing ERP solutions because of its low cost of ownership, flexibility, scalability and maintainability. According to industry sources, the total worldwide market for ERP systems on all hardware systems was approximately $5.5 billion in 1996 and will grow at least 20% this year. IBM has reported that more than 425,000 AS/400 systems have been shipped since 1988. In addition, according to industry sources, more than 60,000 IBM AS/400 systems were shipped during 1996.

     In order to compete effectively in their market today and in the future, mid-size manufacturers require the benefits of client/server ERP solutions that are affordable and can be implemented quickly, with minimal disruption to business, and that can be maintained with a limited information technology staff. ERP systems must provide sufficient depth of functionality and flexibility to enable manufacturers to respond to varying customer needs and must offer scalability for growth in operations. Mid-size manufacturers prefer fully integrated ERP solutions covering all aspects of managing the business enterprise as opposed to specialized solutions which are costly to integrate and maintain and are difficult to synchronize when changes are made in software solutions developed by multiple vendors.


The MAPICS Solution

     The Company is a leading provider of ERP software applications for mid-size discrete and batch-process manufacturing enterprises worldwide. The Company's approach to addressing this market includes the following:

     Integrated Product Line With Broad And Deep Functionality. The MAPICS XA product line currently consists of 44 integrated application modules which offer the breadth and depth of functions required to manage a complex manufacturing enterprise. The MAPICS products, initial versions of which were introduced over 19 years ago, reflect the Company's comprehensive understanding of manufacturing processes across a wide range of industries worldwide. The Company offers a suite of fully integrated application modules which has expanded from the original 19 modules (many of which have been substantially enhanced and rewritten) to 44 over the past three years. These new modules and product enhancements were developed in response to emerging customer needs and include, among others, Intersite Logistics, Material Requirements Planning, Customer Order Management, International Financial Management and Electronic Commerce. Additionally, all of the current versions of MAPICS products are Year 2000 compliant.

     Customers Able to Migrate to New Technologies Gradually. The Company continually enhances its product offerings to meet the specific needs of customers and offers customers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software. As new features and functions are added, all existing functionality is preserved. MAPICS XA utilizes the technology often sought by manufacturers, such as client/server computing, object-oriented technology and data warehousing.

     Local Implementation and Support Services. MAPICS users throughout the world benefit from the implementation and other support services provided by the Company's more than 80 local distribution affiliates. These affiliates offer customers experienced local contact to implement and customize MAPICS products rapidly and cost-effectively and also offer customers the necessary level of support to permit them to maintain limited information technology staffs. These affiliates are also able to customize applications for customers. The Company has consolidated its distribution channel, reducing significantly the number of affiliates in place at the time the business was acquired in 1993, retaining its current affiliates because of their ability to sell and market MAPICS products, product knowledge, quality of customer support, implementation capacity and financial stability.

     High Quality Product Support. The Company is dedicated to providing high quality support for its products both directly through its approximately 90 employee support staff and through its affiliates. The Company's development laboratory and the primary customer support center were among the first in the ERP packaged software industry to be ISO 9001 registered, and they remain among the few which have achieved this status. In the AMR Survey, MAPICS products received the highest overall total score (nearly one-third higher than the next competitor) based on 15 different factors, including functionality, value, implementation results, quality of support, service and maintenance, and knowledge of sales force.


Strategy

     The Company's primary objective is to continue to be a leading provider of integrated ERP solutions to mid-size manufacturers worldwide. The key elements to implement this strategy are:

     Leverage Large Installed Customer Base. The Company believes the approximately 5,700 customer sites using MAPICS applications represent one of the largest installed user bases in the ERP industry. Opportunities for recurring revenue from existing customers include continued licensing of existing modules, licensing of additional modules, implementation of MAPICS products at additional sites, upgrades to larger processors and migrations to new technologies.

     Utilize Well-Established Affiliate Distribution Channel. MAPICS products are distributed in over 50 countries through a network of more than 80 affiliates. The use of local affiliates provides the Company with strong market access and penetration, while providing for local support. With their extensive experience installing MAPICS products, these affiliates typically offer customers high quality and cost-effective local implementation, consulting and support services and, in some cases, offer complementary products. Affiliates typically have extensive knowledge of the mid-size manufacturing industry in their geographic region and are able to establish and maintain cooperative relationships with MAPICS customers. While these activities generate significant revenues for the affiliates, the affiliate distribution channel provides the Company with an attractive variable cost structure for sales and marketing. The Company continues to enhance its affiliate distribution channel by providing new training programs, assisting in affiliate recruiting efforts and improving communications with its affiliates.

     Accelerate Growth in International Markets. The Company intends to continue to expand its market presence throughout the world, with a focus on Europe where there is a large installed base of AS/400 systems. During 1996, the Company introduced its International Financial Management suite of modules, which are designed to meet the requirements of international enterprises with customers and production facilities in multiple countries. To address specific needs in local markets, MAPICS modules are translated and localized, supporting the local language, currency, taxation and accounting requirements. Currently, the most commonly installed MAPICS XA application modules are available in English, Chinese, French, German, Japanese, Portuguese and Spanish.

     Broaden Customer Base with New Functionality. The Company intends to continue to broaden its customer base by offering new functionality required by both new and existing customers. The Company uses the feedback it receives from its customers, affiliates and Solution Partners to develop the functionality needed by certain segments of the mid-size manufacturing industries. For example, the Company recently introduced Intersite Logistics for customers with multiple, interrelated production sites; Contract Accounting for manufacturers with projects which extend over long time periods and for government contractors; and Knowledge-Based Configurator for manufacturers in make-to-order production industries.

     Migrate Customers to New Technologies Gradually. The Company is committed to enhancing the functionality of its products and delivering solutions which utilize new technologies sought by users, while preserving users' previous investments in both hardware and software. This evolutionary product development strategy is designed to offer customers the opportunity to migrate to new technologies at their own pace, as gradually as one user at a time if desired. The Company believes this approach is attractive to those mid-size manufacturers who seek functional applications which operate on established hardware platforms. Product development priorities are determined by insight and input from the Company's customers, Solution Partners and affiliates. Also, the Company will continue to work with Solution Partners, which enables the Company to offer functionality to meet specific customer needs.

Products

     The MAPICS I application system, the first comprehensive manufacturing resource planning system, was introduced in 1978 by IBM. In 1984, IBM introduced the enhanced MAPICS II application, which was designed to run on IBM's System 36 and 38 computers. In 1989, IBM introduced MAPICS/DB to run on IBM's AS/400 system. In 1993, the Company acquired the exclusive marketing rights to the MAPICS product line and retained approximately 150 former IBM employees to continue the development and support of the MAPICS products.

     Following the acquisition, the Company undertook to improve the overall functionality of the MAPICS products and in 1994 MAPICS eXtended Advantage (XA) was introduced by the Company. Overall, since the acquisition of the marketing rights in 1993, the Company has expanded the number of software modules from 19 to 44, and has substantially enhanced and rewritten many of the original modules.

     The Company's principal software product line, MAPICS XA, which runs on the IBM AS/400 system, provides a comprehensive and integrated ERP solution for mid-size manufacturing enterprises. The MAPICS XA product line has been designed to support, within a single site or multiple sites, varied production and operational processes. The MAPICS products provide the flexibility to expand to additional sites and processes as a manufacturer's business evolves. The MAPICS XA product line consists of application modules, which can be combined and integrated to meet the evolving and specific needs of the Company's customers.

     The Company's MAPICS XA software application modules integrate feature-rich applications in the following key application areas:

     Engineering and Cost Management Applications assist in the development of data which describe the materials, processes and facilities required to estimate costs and produce manufactured items. The Company's four software modules in this area include:

          Product Data Management           Engineering Data Management
          PDMPlus                           Estimating and Quote Management

     Market and Demand Management Applications provide for the configuration and entry of customer orders and the control of these orders through pricing, picking, shipping and invoicing. Also included is the analysis of the demand sources (e.g., customers, sales territories and geographies) of all orders. The Company's four software modules in this area include:

          Customer Order Management         Market Monitoring and Analysis
          Sales Analysis                    Knowledge-Based Configurator

     Plant Operations and Logistics Management Applications support the procurement and tracking of material, the launch and control of manufacturing activity, and the management of plant maintenance. The Company's 14 software modules in this area include:

          Inventory Management              Approvals
          Repetitive Production Management  Entity Management
          Intersite Logistics-Single Site   Preventive Maintenance
          Intersite Logistics-Multiple Site Work Order Management
          Purchasing                        MRO Inventory
          Production Control and Costing    Maintenance Imaging
          Production Monitoring and Control Maintenance EIS



     Production Resource Planning Applications project the demand for materials, personnel and equipment based on forecasts and assist in preparing the master schedule to produce items ordered by customers. The Company's five software modules in this area include:

 Forecasting                               Master Production Schedule Planning
 Material Requirements Planning            Capacity Requirements Planning
 Finite Capacity Planning and Scheduling

     Financial Management and Measurements Applications provide financial and managerial accounting functions and tracks historical performance of key management measurements and contracts. The Company's 12 software modules in this area include:

          International Financial Management      Accounting Management
           Accounts Payabale                      Accounts Payable
            Accounts Receivable                   Accounts Receivable
            General Ledger                        Financial Analysis
          Contract Accounting                     General Ledger
          Executive Information System            Fixed Assets
          Manufacturing Performance Analysis      Payroll USA

     Cross Applications Solution Applications provide common services (e.g., security control, data retrieval, report development, data transmission) for all application modules. The Company's five software modules in this area include:

          Cross Application Support         Electronic Commerce
          PowerVision                       Visual WorkPlace
          Information WorkPlace

     The MAPICS XA product line is compatible with the needs of mid-size manufacturers throughout the world. The Company's most commonly purchased products have been translated into at least six languages, support local currency transactions and can be implemented and utilized in multisite, multinational divisions of large, diverse enterprises.

     When it first licenses its software, the Company receives both an initial license fee and a periodic license fee. The periodic license fee, which is typically paid annually in advance thereafter, entitles the customer to continue using the software and to receive certain support services. If a customer does not renew its periodic license, it is no longer entitled to use the Company's software. The typical initial license fee for a new MAPICS system ranges between $100,000 and $600,000, depending upon the number and type of modules licensed, the size of the processor and in some instances the number of users. The typical periodic license fee is based on a percentage of the then current amount of the applicable initial license fee.

     The MAPICS XA product line offers a Graphical User Interface (GUI), which allows the user to choose between the lower cost character-based screens or a Microsoft Windows-based look and feel. The MAPICS products have been converted to be Year 2000 compliant and are offered to MAPICS customers who are paying periodic license fees.


Product Development

     Since the Company acquired the exclusive marketing rights to the MAPICS products from IBM in 1993, it has released a number of new products and product enhancements to the MAPICS/DB and MAPICS XA product lines. Ongoing product development efforts are focused on addressing the needs of its customer base, in part as a result of feedback from its local affiliates, and on further broadening and deepening the functionality of MAPICS products. In particular, research is currently being conducted by the Company to make MAPICS products available in a JAVA development environment which can be ported to run on multiple platforms, including the IBM AS/400 and those running Microsoft's NT Server. To date, the Company has developed a prototype product that runs its PDMPlus application on Microsoft's NT server platforms. The Company intends to employ the technology underlying the prototype product to duplicate the MAPICS applications on Microsoft's NT server platforms. These research efforts have been undertaken so that the Company may, in the future, offer its customers a choice of platforms on which to run MAPICS products. Development direction is established by senior management with guidance from the marketing staff and affiliates. The development team is responsible for design and design verification, coding, quality assurance, documentation, and language conversion of new enhancements, products and releases. The Company's development lab, located in Atlanta, Georgia, is certified for compliance with ISO 9001. See "Risk Factors--New Products and Technological Change."

     In addition to internal development efforts, the Company has, to date, developed 19 of the Company's software modules in collaboration with third parties, termed "Solution Partners." Solution Partners are generally expected to maintain development quality and procedures commensurate with those utilized in the Company's internal development lab. As a result of working closely with its Solution Partners, the Company believes that most of its software modules attain consistent quality, implementation and support standards, and that most modules developed by Solution Partners are virtually indistinguishable from those developed by the Company's internal development team. The Solution Partners are generally paid royalties by the Company when the Company receives its license fees for Solution Partner-developed modules.

     Research and development expenditures have increased significantly in recent periods as the Company has continued to focus on development of new and enhanced products. During fiscal years 1994, 1995, and 1996, gross research and product development expenditures were $11.5 million, $12.9 million, and $12.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors--Dependence on External Development Resources."


Customers

     The Company believes that MAPICS products have been licensed to more customer sites worldwide than any other ERP software solution in the industry with an installed user base of approximately 5,700 customer sites. The Company's primary customers are mid-size discrete and batch-process manufacturers, consisting of independent companies and divisions, sites and subsidiaries of larger companies with annual revenues of between $20 million and $500 million. Discrete mid-size manufacturers generally seek software solutions that will address and help manage product specifications, customer demand, inventory availability, labor and equipment resources and advanced manufacturing techniques which require just-in-time inventory replenishment. The Company believes that it meets the practical business requirements of mid-size manufacturers by offering modular technology choices which can be implemented gradually and which are fully supported by local service providers. The Company's products assist customers in meeting their internal goals of maintaining operational flexibility, responding to market changes, increasing revenue and market share, and minimizing cost, waste and disruption.

     None of the Company's customers accounted for more than 10% of total revenues in fiscal 1996. The Company does not believe that its backlog at any particular point in time is indicative of future sales.

     The Company's installed base includes divisions, sites and subsidiaries of the following enterprises:

 ABB Asea Brown Boveri (Holding) Ltd.     Kerry Ingredients UK Ltd.
 Bayer Corporation                        Matsushita Electronic Industrial Co., Ltd.
 Bostick, Inc.                            Michelin Corporation
 Bristol-Myers Squibb Company             Michigan Bulb Company Inc.
 Colgate-Palmolive Company                MTD Products, Inc.
 Coltec Industries Inc.                   Pall Corporation
 Cooper Industries                        Peg Perego Pines SPA
 Eaton Corporation                        Philips Electronics N.V.
 Emerson Electric Co.                     Shiseido Cosmetics (America) Ltd.
 Figgie International, Inc.               Sub-Zero Freezer Co., Inc.
 Gencor Ltd.                              Syntex Corp.
 General Electric Company, P.L.C.         Thomas Lighting Inc.
 Giddings and Lewis, Inc.                 Volvo Corporation
 Goodyear Tire & Rubber Company           Westinghouse Electric Corporation
 Honda Motor Co., Ltd.                    York International
 International Game Technology

Marketing and Sales

     The Company markets its products through a network of more than 80 affiliates in over 50 countries throughout North America, Europe, Africa, the Middle East, the Asia Pacific region, and Latin America, which implements, services and supports the Company's products throughout the world. The use of local affiliates provides the Company with strong market access and penetration. Affiliates provide sales, consulting, implementation and maintenance services directly to the Company's customer base on a local basis. Typically, the affiliates have extensive experience in installing MAPICS products and provide high quality, knowledgeable consulting and support services to MAPICS customers. Affiliates tend to have extensive knowledge of the mid-size manufacturing industry in their geographic region and are able to establish and maintain cooperative relationships with MAPICS customers. The Company does not own any interest in any of its distribution affiliates. Each affiliate has the right to market and sell MAPICS products within a specific geographic territory and in return, affiliates are generally not permitted to represent other, competitive, ERP systems. The affiliates are managed by a sales management team which has emphasized consolidation of smaller affiliates into larger organizations, eliminated overlapping territories, and developed a higher level of sales skills.

     The affiliate distribution channel provides significant leverage to the Company. Most importantly, the affiliates provide a variable cost channel since they generally receive a sales commission when the Company receives its license fees. Moreover, the affiliate channel provides the Company continual input and feedback regarding customer concerns and requirements, industry trends and competitive products, thus enabling the Company to respond to and anticipate the future product needs of its customer base and to incorporate such knowledge into its product development efforts.

     The Company historically has had excellent relations with its affiliates. These strong relations are, the Company believes, attributable to a number of factors, including the significant revenues which the affiliates receive both directly from MAPICS as well as from consulting and customization services rendered to users of MAPICS products and from IBM for sales of the AS/400. In addition, the affiliates have generally made significant investments in developing MAPICS knowledge within their organizations.


Customer Support and Service

     The Company believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to long-term customer satisfaction and continued revenue growth. Accordingly, MAPICS is committed to maintaining a high-quality, knowledgeable affiliate channel supported by the Company's internal service and support staff. MAPICS' customer service and support activities can be grouped into two key areas, as follows:

     Implementation consulting, education and applications integration services. These services are provided on a project consulting basis by the Company's affiliates. Implementation consulting services are provided on-site to assist customers in the installation and use of the Company's products whether entire systems are implemented or individual modules are installed to augment existing applications. The Company also provides its customers with supplemental materials which guide the customer through the installation process thus increasing the efficiency of installation and reducing the cost. The Company has developed and provides educational materials and instructions which are used by affiliates in customer classroom environments.

     Installed product maintenance. The Company maintains a central telephone response and assistance program. In North America, this program is available to customers that pay periodic license fees, 24 hours a day, seven days a week. Customers receive assistance in operational issues and resolving possible code errors. A standardized telephone support management system is used by all support centers to log telephone calls, trace problems or inquiries, identify qualified support personnel to assist customers, follow the inquiry through to a successful resolution and measure support performance. In the AMR Survey, telephone support for the MAPICS products was rated the highest in the industry.

     The Company presently maintains three support centers: Atlanta, Georgia, which serves North and South America; Eindhoven, Netherlands, which services Europe, the Middle East and Africa; and Kuala Lumpur, Malaysia which services the Asia Pacific region.


Proprietary Rights and Technology

     The Company's success and ability to compete is heavily dependent upon its proprietary technology, including its software source code. To protect its proprietary technology, the Company relies on a combination of copyright, trademark and trade secret laws and license and non-disclosure agreements, which may afford only limited protection. In addition, effective copyright protection may be unavailable or limited in certain foreign countries. Although the Company relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable customer support are also essential to establishing and maintaining a technology leadership position. The Company presently has no patents or patent applications pending.

The source code for the Company's proprietary software is protected both as a copyrighted work and certain of the applications are protected as trade secrets. The Company generally enters into confidentiality or license agreements with its employees, consultants, distributors and customers, and generally controls access to and distribution of its software, documentation and other proprietary information. The Company is reliant, however, upon certain of its Solution Partners to continue to allow the Company to use technologies developed by such Solution Partners on terms that are favorable to the Company.

     Despite the measures taken by the Company to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. In addition, to the extent the Company desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, if at all. Any litigation or dispute regarding proprietary technology which results in a ruling or settlement that is adverse to the Company, could have a material adverse effect on the Company's business operating results and financial condition. Claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time consuming and expensive to defend, prosecute or resolve. See "Risk Factors--Uncertain Protection of Proprietary Technology."


Competition

     The market for ERP software within the mid-size manufacturing industry is highly competitive, changes rapidly and is to a significant degree affected by new product introductions and other market activities of industry participants. The Company's products and related services are primarily targeted at the market for business applications software for use with the IBM AS/400. The Company's current and prospective competitors offer a variety of products which address this and similar markets. The Company's primary competition comes from a large number of independent software vendors and other sources, including Baan N.V., Computer Associates, Inc., Intentia AB, JBA Holdings Plc, J.D. Edwards and Company, Inc., Oracle Corporation, SAP AG and System Software Associates, Inc. Of the Company's primary competitors, the products of Intentia are currently designed solely for use with the IBM AS/400, and the products of JBA Holdings Plc, J.D. Edwards and System Software Associates are currently designed for use primarily with the IBM AS/400. The Company also experiences some competition from vendors of specialized applications. See "Risk Factors-- Competition."

     The principal competitive factors in the market for ERP software and services include product functionality, quality, performance, reliability, ease-of-use, cost-effectiveness, size of installed base, technology, service, and vendor reputation and financial stability. The Company believes that its products currently compete favorably on the foregoing bases, although in certain instances it may be at a competitive disadvantage against companies with greater financial, marketing, service, support, and technological resources, and greater name recognition. The Company believes its competitive strengths include its extensive mid-size manufacturing industry expertise, its dedicated affiliate channel, broad and deep functionality of its products and proven customer satisfaction.

     In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because the Company often relies on third party affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain high quality standards sufficient to maintain the reputation and competitive position of the Company. The Company must continue to respond effectively to customer needs and properly select and incorporate those technologies and application functionalities that will meet the challenges posed by competitors' innovations. To accomplish these critical objectives, the Company must continue to invest in enhancing its current products and introduce new products to remain competitive. See "Risk Factors--New Products and Technological Change."

Employees

     As of April 30, 1997, the Company employed a total of 234 employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

     The Company's future operating results depend in significant part upon the continued service of its key technical and senior management personnel. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and may further intensify due to the hiring needs of numerous competitors to particularly address Year 2000 issues. There can be no assurance that the Company will retain its key managerial or technical personnel or attract such personnel in the future. The Company has at times experienced and continues to experience difficulty recruiting qualified personnel and there can be no assurance that the Company will not continue to experience such difficulties in the future. The Company, either directly or through personnel search firms, actively recruits qualified product development, consulting and sales and marketing personnel. If the Company is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on the Company's business, financial condition and results of operations.


Facilities

     The Company's principal administrative, marketing, product development and support facilities are located in Atlanta, Georgia, where the Company leases a total of approximately 60,000 square feet under two agreements that expire in March 1998 and in 1999. The Company has other leases in place for its North American, Latin American, European and Asian Pacific sales and service offices. The Company believes that its facilities are adequate for its current needs.


     Marcam Corporation's principal administrative, marketing and product development and support facilities are located in Newton, Massachusetts. In connection with the Distribution, Marcam Corporation has assigned its lease for the premises in Newton, Massachusetts (approximately 94,000 square feet) to Marcam Solutions. This lease expires in 1999. Marcam Corporation has also assigned the leases for certain of the Atlanta facilities as well as the Saddle Brook, New Jersey, Oakbrook Terrace, Illinois, and Irvine, California locations to Marcam Solutions. The remaining facilities will not be affected by the Distribution.



Legal Proceedings

     The Company is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT


Executive Officers and Directors

     Prior to the completion of the Offering and in connection with the Distribution, it is expected that all current directors of the Company other than William E. Ford and Edward J. Kfoury will resign and that Messrs. Ford and Kfoury will fill the vacancies so created with the other individuals identified as directors below. In addition, it is expected that all current executive officers of the Company other than Richard C. Cook will be replaced with the individuals identified as executive officers below.



               Name                     Age                          Position
-------------------------------------   -----   ------------------------------------------------------
Richard C. Cook .....................   50      President, Chief Executive Officer and Director
William J. Gilmour ..................   41      Chief Financial Officer and Vice President of Finance
Thomas F. Aery  .....................   51      Vice President of Worldwide Customer Support
George A. Chamberlain, 3d (2)  ......   61      Director
Edward J. Kfoury (1)(2)  ............   58      Director
William E. Ford (1)(2)   ............   35      Director

------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.


     Mr. Cook will serve as the Company's President and Chief Executive Officer immediately following the Offering. Since July 1996, Mr. Cook served as Marcam Corporation's Senior Vice President and General Manager, MAPICS Business Group. From October 1994 to July 1996, he served as Marcam Corporation's Vice President and General Manager, MAPICS Business Group. Mr. Cook served as the President, Chief Executive Officer and Chairman of the Board of Mapics, Inc. from October 1992 to September 1994. Mr. Cook was employed by International Business Machines Corporation ("IBM") as Director of its Atlanta Software Development Lab from March 1990 to September 1992 and as Director of its Corporate CIM (Computer Integrated Manufacturing) Project Office from March 1988 to April 1990.

     Mr. Gilmour will serve as the Company's Chief Financial Officer and Vice President of Finance immediately following the Offering. Since October 1994, Mr. Gilmour served as Controller of Marcam Corporation's MAPICS Buisiness Group. From January 1993 to September 1994, Mr. Gilmour served as Controller of Mapics, Inc. From November 1991 to January 1993, Mr. Gilmour served as Controller of Marcam Canada Corporation, an indirect subsidiary of Marcam Corporation. Prior to joining Marcam Corporation, Mr. Gilmour served as Corporate Controller of Madison Chemical Industries, a specialty chemical manufacturer. Mr. Gilmour obtained his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1980.

     Mr. Aery will serve as the Company's Vice President of Worldwide Customer Support immediately following the Offering. Since October 1994, he has served as Marcam Corporation's Vice President of Worldwide Customer Support, MAPICS Business Group. From May 1993 to September 1994, Mr. Aery served as Director of Worldwide Customer Support of Mapics, Inc. Prior to joining Marcam Corporation, Mr. Aery was employed by IBM as Worldwide Product Manager, MAPICS.

     Mr. Chamberlain will become a director of the Company immediately following the Offering. Mr. Chamberlain will serve as Marcam Solutions' Chief Financial Officer and Vice President of Finance after the Distribution. Mr. Chamberlain has served as Marcam Corporation's Chief Financial Officer since September 1994. Prior to joining Marcam Corporation, Mr. Chamberlain was an Executive Vice President with Capital Technologies, Inc., a consulting and venture capital company, during 1993 and 1994. Mr. Chamberlain retired from Digital Equipment Corporation in 1992, where he had most recently been Vice President of Finance.

     Mr. Kfoury has been a director of Marcam Corporation since May 10, 1993 and will continue to be a director of the Company. He was initially appointed to the Board of Directors of Marcam Corporation as a designee of IBM, a stockholder of Marcam Corporation, pursuant to agreements between IBM and Marcam Corporation and among IBM, Marcam Corporation, Paul A. Margolis and John Campbell. Mr. Kfoury is no longer a designee of IBM. Mr. Kfoury served as a division President and as a Vice President of IBM until June 1, 1993, the effective date of his retirement.

     Mr. Ford has been a director of Marcam Corporation since October 1995 and will continue to be a director of the Company. He was appointed to the Board of Directors as a designee of General Atlantic Partners 21, L.P., ("GAP 21"), a stockholder of Marcam Corporation, pursuant to the Convertible Preferred Stock Purchase Agreement dated as of September 20, 1995 by and among Marcam Corporation, GAP 21, GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company. Mr. Ford has been a managing member of General Atlantic Partners, LLC since 1991. Prior to 1991, Mr. Ford was a Senior Associate with Morgan Stanley. Mr. Ford is also a director of GT Interactive Software Corp., Envoy Corporation, SS&C Technologies, Inc. and E*Trade Group, Inc.

     Pursuant to the Company's Restated Articles of Organization, the Company's Board of Directors is divided into three classes. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal. Mr. Kfoury will serve in class I whose term expires in 1998; Messrs. Chamberlain and Cook will serve in class II whose term expires in 1999; and Mr. Ford will serve in class III whose term expires in 2000.


Executive Compensation

     Prior to the Distribution, the executive officers of the Company will have been paid compensation and provided benefits by Marcam Corporation. Compensation paid or benefits provided by Marcam Corporation and its subsidiaries during Marcam Corporation's last fiscal year to the chief executive officer of the Company and the two other most highly compensated executive officers of the Company whose annual compensation and bonus was $100,000 or more is as follows: Mr. Cook received a base salary of $162,437, a bonus of $189,801 and a contribution to Marcam Corporation's group life insurance policy and 401(k) Plan of $3,018. Mr. Cook did not receive any stock option grants during fiscal 1996. Mr. Aery received a base salary of $99,875, a bonus of $41,055 and a contribution to Marcam Corporation's group life insurance policy and 401(k) Plan of $1,906. Mr. Aery received options to purchase 5,000 shares of Common Stock during fiscal 1996. Mr. Gilmour received a base salary of $78,678, a bonus of $23,954 and a contribution to Marcam Corporation's group life insurance policy and 401(k) Plan of $1,665. Mr. Gilmour received options to purchase 1,000 shares of Common Stock during fiscal 1996. Marcam Corporation did not grant any stock appreciation rights during fiscal 1996. No other executive officer of the Company who held office during fiscal 1996 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

     After the Distribution, the Company intends to increase the base salaries for its executive officers to levels commensurate with salary levels of software companies with similar historical revenues. In addition, the Company expects to implement new executive incentive compensation and stock option arrangements similar to those currently maintained by software companies with similar historical revenues. Accordingly, the historical compensation information for Messrs. Cook, Aery and Gilmour is of limited relevance.


                               THE DISTRIBUTION

     Marcam Corporation has announced its intention to spin off in a tax-free distribution the portion of its business relating to its PRISM, Protean and Avantis product lines. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business. In connection with the Distribution, the Company will change its name from "Marcam Corporation" to "MAPICS, Inc."


     In connection with the Distribution, Marcam Corporation has transferred to Marcam Solutions, substantially all of the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and an aggregate of $39.0 million in cash in exchange for (i) a number of shares of common stock of Marcam Solutions sufficient for Marcam Corporation to make the Distribution and
(ii) warrants to purchase an aggregate of 500,000 shares of common stock of Marcam Solutions (the "Marcam Solutions Warrants"). The $39 million cash transfer by Marcam Corporation to Marcam Solutions was financed with a portion of the net proceeds from the Debt Financing. See "Summary--Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Marcam Corporation intends to distribute all of its ownership interest in Marcam Solutions (the "Distribution") by means of a distribution on July 29, 1997 to its stockholders of record on July 23, 1997. Marcam Corporation has requested a private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service (the "Service") substantially to the effect that, except as provided below, the Distribution will qualify as a tax-free distribution to the Company and its stockholders under Section 355 of the Code. At the option of the Board of Directors of Marcam Corporation, Marcam Corporation may proceed with the Distribution based upon the opinions of its special tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its independent accountants, Coopers & Lybrand L.L.P., that, except as provided below, the Distribution should qualify as a tax-free distribution under Section 355 of the Code (the "Tax Opinions"). See "Risk Factors--Federal Income Tax Consequences and Liabilities." The Tax Opinions will be based upon certain facts, assumptions, and representations of officers of Marcam Corporation and Marcam Solutions as of the date of the Distribution. The Company will not complete the Distribution unless it receives the Private Letter Ruling or the Tax Opinions. Accordingly, neither the Company nor its stockholders should recognize taxable gain on the Distribution, except as provided below. The Company, however, will recognize gain on the Distribution to the extent that Marcam Solutions shares are received by stockholders who are not United States persons ("non-U.S. persons"). The number of Marcam Solutions shares expected to be distributed to non-U.S. persons is estimated to represent not more than 19% of the total Marcam Solutions shares to be distributed in the Distribution. Moreover, the Company may recognize additional gain with respect to certain aspects of the Distribution, including certain restructuring transactions expected to be consummated in connection with the Distribution. The aggregate amount of gain recognized by the Company in connection with the Distribution is not expected to result in any significant tax liability, but rather is expected to be offset by existing net operating losses. Accordingly, the amount of such net operating losses available to the Company after the Distribution will likely be reduced. In connection with the Asset Transfers, taxable gain may also be recognized in certain foreign jurisdictions. Such gain would not generally be offset by existing domestic net operating losses. The incurrence of significant tax liabilities by the Company, in the event that the Distribution is not treated as a tax-free transaction, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Federal Income Tax Consequences and Liabilities."


     The Distribution is also subject to certain other conditions, including
(i) approval by Marcam Corporation's stockholders of the Distribution and the Asset Transfers; (ii) the completion of the Asset Transfers and other internal reorganization transactions contemplated by the Distribution Agreement in all material respects; (iii) the Registration Statement on Form 10 (the "Form 10") under the Securities Exchange Act of 1934 (the "Exchange Act"), filed by Marcam Solutions with the Securities and Exchange Commission (the "Commission") having become effective and no stop order with respect thereto being in effect; and
(iv) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal the transactions contemplated by the Distribution Agreement and the related agreements. These conditions are not waivable by the Board of Directors of Marcam Corporation.


     Unless waived by the Board of Directors of Marcam Corporation, the Distribution is also conditioned upon, among other things: (i) the receipt of all necessary regulatory approvals; (ii) the receipt of all necessary consents of third parties; (iii) the approval of the shares of common stock of Marcam Solutions and associated rights for listing on the Nasdaq National Market; and
(iv) the holders of less than one percent (1%) of the shares of capital stock of Marcam Corporation outstanding exercising and perfecting statutory appraisal rights available under Massachusetts law. Even if all the above conditions are satisfied, the Board of Directors of Marcam Corporation has reserved the right to abandon, defer or modify the Distribution and any related transactions at any time prior to the date of the Distribution. No assurance can be given that such conditions will be satisfied. The Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution. Purchasers of Common Stock in the Offering will not participate in the Distribution.


     Marcam Corporation and Marcam Solutions have entered into a Distribution Agreement together with certain ancillary agreements providing for the separation of the product lines and governing various ongoing relationships between the two companies. See "Relationship Between MAPICS and Marcam Solutions."

     The Distribution Agreement provides that promptly following the closing of the Offering, all directors of Marcam Corporation (other than those directors who will continue to be directors of the Company) shall resign from the Board of Directors of Marcam Corporation. The continuing directors will then elect the new directors to fill the vacancies created by the resignations and the newly constituted Board of Directors of the Company will appoint the executive officers of the Company.


     After the Distribution, the Company expects to continue to offer a benefit package to its employees substantially comparable to that currently available under the plans and programs offered by Marcam Corporation and also expects that there will be no significant interruption in or loss of benefits to its employees. These benefits include participation in a 401(k) plan, medical, dental, disability and life insurance, a Section 125 cafeteria plan, an employee stock purchase plan and other welfare benefits.

     Employees assigned to Marcam Solutions will continue to participate in all Marcam Corporation's benefit plans and provisions, although Marcam Solutions will bear its allocable share of the costs of those plans and programs until the earlier of the date Marcam Solutions establishes its own separate, comparable benefit plan or program or the date the Distribution is completed. Effective no later than the date of the Distribution, Marcam Solutions will establish its own welfare benefit plans and programs which generally will be comparable to those currently offered by Marcam Corporation. However, Marcam Solutions may change its plans and programs in the future. In addition, it is expected that the Company will transfer the assets and liabilities of the 401(k) plan relating to Marcam Solutions employees and former employees to a corresponding Marcam Solutions 401(k) plan. See "Relationship Between MAPICS and Marcam Solutions."


     Marcam Corporation currently maintains the following stock plans, each of which has previously been approved by Marcam Corporation stockholders: The Marcam Corporation 1987 Stock Plan (the "1987 Plan"), the Marcam Corporation 1991 Non-Employee Director Stock Option Plan (the "Directors Plan") and the Marcam Corporation 1994 Stock Plan (the "1994 Plan") (collectively, the "Marcam Plans"). Under the Marcam Plans, as of May 31, 1997, options to purchase an aggregate of approximately 2,626,132 shares of common stock of Marcam Corporation (collectively the "Marcam Options") were held by current and former employees and directors of Marcam Corporation (the "Optionees"). The Distribution Agreement provides that, in connection with the Distribution, each holder of a Marcam Option will (i) retain such Marcam Option, which after the Distribution will be an option to purchase the same number of shares of the Company's Common Stock (the "Adjusted MAPICS Option"), and (ii) be granted an option to purchase shares of common stock of Marcam Solutions equal to one-half of the number of shares of common stock of Marcam Corporation subject to such Marcam Option (each, a "Marcam Solutions Option"; collectively, the "Adjusted Options"). Thus, following the Distribution, each Optionee will hold separate options to purchase shares of the Company's Common Stock and common stock of Marcam Solutions. The per share exercise price of each Adjusted Option will be adjusted to give effect to the Distribution by allocating the exercise price of the corresponding Marcam Option between the Adjusted MAPICS Option and the Adjusted Marcam Solutions Option, based on the relative fair market values of the underlying Company Common Stock and Marcam Solutions common stock after the Distribution so as to preserve the "spread" value of the existing Marcam Option. For this purpose, the fair market value of a share of each such Common Stock will be the average of the closing sales prices per share of each Common Stock on the Nasdaq National Market for each of the five consecutive trading days beginning on the first day following the Distribution Date.


     Each Adjusted Option will continue to be subject to the same terms and conditions that applied to the corresponding Marcam Option prior to the Distribution, except that vesting will be based on service with Marcam Solutions, the Company or both.


     In connection with the Distribution, the warrants to purchase an aggregate of 383,333 shares of Common Stock of Marcam Corporation issued in connection with the sale of the Subordinated Notes (the "Sub Debt Warrants") will be adjusted such that the exercise price will be decreased and the number of underlying shares will be increased on a basis intended to preserve the spread value of the Sub Debt Warrants. In addition, the holders of the warrants to purchase an aggregate of 1,000,000 shares of Common Stock of Marcam Corporation issued in connection with the sale of Series E Convertible Preferred Stock (the "GA Warrants") will (i) retain such GA Warrants, which after the Distribution will be warrants to purchase the same number of shares in the aggregate of the Company's Common Stock (the "MAPICS GA Warrants") and (ii) receive the Marcam Solutions Warrants. The current exercise price of the GA Warrants will be allocated between the MAPICS GA Warrants and the Marcam Solutions Warrants on a basis intended to preserve the spread value of the existing GA Warrants.

               RELATIONSHIP BETWEEN MAPICS AND MARCAM SOLUTIONS


     Marcam Corporation and Marcam Solutions have entered into the Distribution Agreement. Pursuant to the Distribution Agreement, subject to limited exceptions, the two companies are required to indemnify each other and each other's directors, officers, employees, agents and representatives for liabilities under federal or state securities laws that are a result of the Offering and the Distribution, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the Registration Statement on Form S-4, the Registration Statement on Form 10, the Special Meeting Proxy Statement and other disclosure documents prepared in connection with the Distribution by such party. The Distribution Agreement also provides that each party thereto will indemnify the other party thereto and its directors, officers, employees, agents and representatives for liabilities that may be incurred by the indemnified party relating to, resulting from or arising out of
(i) the business, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party and its subsidiaries, or (ii) the failure by the indemnifying party to comply with any other agreements executed in connection with the Distribution or the Offering. In addition, the Distribution Agreement will provide that each party will indemnify the other party and its directors, officers, employees, agents and representatives for any liabilities resulting from or arising out of certain acts, failures to act or the provision of incorrect factual information by the indemnifying party in connection with the IRS private letter ruling request or the Tax Opinions, as the case may be, that causes the Distribution to be taxable to the indemnified party or its stockholders. In addition, because the business to be conducted by Marcam Solutions will be conducted through Marcam Corporation until the Distribution, the Company may be liable for the liabilities of Marcam Solutions for the period prior to the Distribution. If Marcam Solutions for any reason is unable to satisfy its liabilities, the Company may be liable for them.

     The ancillary agreements executed and delivered together with the Distribution Agreement include a General Services Agreement and a Tax Sharing Agreement. The General Services Agreement provides that Marcam Solutions and the Company will provide to each other from time to time, upon request, certain routine and ordinary corporate services, including financial, accounting, administrative, tax and legal services. For these services, the party providing such services will be reimbursed for its costs, including the pro rata costs of its employees performing such services and allocable overhead, on a per diem basis.

     In connection with the Distribution, Marcam Corporation and Marcam Solutions have entered into a Tax Sharing Agreement that defines the parties rights and obligations with respect to certain tax liabilities and refunds of taxes relating to Marcam Corporation's business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and the Company shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, the Company shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's voting securities (i) by each person who, to the knowledge of the Company, beneficially owns more than 5% of any class of the Company's voting securities; (ii) by each person who is expected to become a director of the Company immediately following the Offering; (iii) by each person who is expected to become an executive officer of the Company immediately following the Offering; and (iv) by all persons who are expected to become directors and executive officers of the Company immediately following the Offering as a group.


                                                                            Percent of Total
                                                                                  Shares
                                                                          ----------------------
                                                  Shares Beneficially     Before       After
Name and Address                                      Owned (1)           Offering     Offering
-----------------------------------------------   ---------------------   ----------   ---------
General Atlantic Partners, LLC (2)    .........         4,000,000            25.8%       18.6%
Clover Capital Management, Inc. (3)   .........         2,628,625            22.8%       15.0%
Pioneer Management Corporation (4)    .........         1,140,000             9.9%        6.5%
Richard C. Cook (5)    ........................            48,500               *           *
William J. Gilmour (6)    .....................             2,698               *           *
Thomas F. Aery (7)  ...........................             8,275               *           *
George A. Chamberlain, 3d (8)   ...............            48,000               *           *
William E. Ford (9)    ........................         4,000,000            25.8%       18.6%
Edward J. Kfoury (10)  ........................            11,600               *           *
All executive officers and directors as a group
 (6 persons) (11)   ...........................         4,119,073            26.3%       19.0%

------------
* less than 1%
(1) The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Information is as of May 31, 1997, unless otherwise indicated. As of May 31, 1997, there were outstanding 11,535,010 shares of Common Stock. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of Common Stock deemed outstanding for a specified person or group includes shares issuable pursuant to convertible securities, warrants and options held by such person or group which may be converted or exercised within 60 days of this Prospectus.
(2) Consists of 176,058 shares of Series D Preferred Stock held by General Atlantic Partners 21, L.P. ("GAP 21"), 23,942 shares of Series D Preferred Stock and 13,681 shares of Series E Preferred Stock held by GAP Coinvestment Partners, L.P. ("GAP Coinvestment") and 86,319 shares of Series E Preferred Stock held by General Atlantic Partners 32, L.P. ("GAP 32"). Each share of Series D Preferred Stock and Series E Preferred Stock currently is convertible at any time into 10 shares of Common Stock. Also includes warrants to purchase 863,190 and 136,810 shares of Common Stock held by GAP 32 and GAP Coinvestment, respectively. GAP Coinvestment, GAP 21, GAP 32 and General Atlantic Partners, LLC ("GAP LLC"), the sole general partner of GAP 21 and GAP 32 (the "GA Entities"), own beneficially 4,000,000 shares of Common Stock of the Company. The GA Entities own beneficially 88.9% of the outstanding Series D Preferred Stock and 100% of the outstanding Series E Preferred Stock. Mr. Ford, William O. Grabe, Steven A. Denning, David C. Hodgson, Stephen P. Reynolds and J. Michael Cline (the "GA Members") are the managing members of GAP LLC, which is the sole general partner of GAP 21 and GAP 32, and are the same persons who have voting and investment control over securities held by GAP Coinvestment. The GA Members disclaim beneficial ownership of such shares, except to the extent of each member's proportionate pecuniary interest therein.
(3) According to Amendment No. 3 to Schedule 13G dated February 11, 1997. Clover Capital Management, Inc., a registered investment adviser for various accounts, has shared voting and investment power with respect to 2,628,625 shares.
(4) According to Amendment No. 1 to Schedule 13G dated January 21, 1997. Of the 1,140,000 shares beneficially owned by Pioneer Management Corporation ("Pioneer"), it has sole voting power with respect to 1,140,000 shares, shared investment power with respect to 1,132,000 shares and sole investment power with respect to 8,000 shares.
(5) Consists of 100 shares held by Mr. Cook's wife and 48,400 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(6) Includes 2,525 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(7) Consists of 8,275 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(8) Consists of 48,000 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(9) Consists of 4,000,000 shares of Common Stock beneficially owned by the GA Entities. See note 2, above.
(10) Includes 6,600 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(11) Includes 113,800 shares which the directors and executive officers as a group have the right to acquire upon the exercise of outstanding stock options exercisable currently or within 60 days granted under the Company's stock plans.

                         DESCRIPTION OF CAPITAL STOCK



     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01 per share, which will be increased to 50,000,000 shares prior to the closing of the Offering, and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock").



     As of May 31, 1997, there were outstanding 11,535,010 shares of Common Stock held of record by 597 stockholders and 325,000 shares of Series D and E Preferred Stock convertible into 3,250,000 shares of Common Stock. Based upon the number of shares of Common Stock outstanding as of that date and giving effect to the issuance of 6,000,000 shares of Common Stock offered hereby, there will be 17,535,010 shares of Common Stock outstanding upon the closing of the Offering (20,785,010 shares on an as converted basis).


     Initially, holders of the Company capital stock will have the same rights, preferences and privileges with respect to such capital stock as holders of Marcam Corporation's capital stock have currently.

Common Stock
     Except as otherwise provided by law, the Company's Restated Articles of Organization or the description of the Preferred Stock below, holders of Preferred Stock and Common Stock vote together as a class on all matters to be voted on by the stockholders of the Company and holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock will not have any conversion, redemption, subscription or preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding Preferred Stock. Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive ratably all of the net assets of the Company available for distribution to its stockholders after the payment of all debts and liabilities, subject to any preferential and participation rights of any then outstanding Preferred Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and the rights of any series of Preferred Stock which the Company may designate and issue in the future.

Preferred Stock
     Of the 1,000,000 authorized shares of Preferred Stock, one share has been designated as Series A Preferred Stock, one share has been designated as Series B Preferred Stock, one share has been designated as Series C Preferred Stock, 225,000 shares have been designated as Series D Convertible Preferred Stock, 100,000 shares have been designated as Series E Convertible Preferred Stock and 30,000 shares have been designated as Series F Junior Participating Preferred Stock. As of March 31, 1997, there were outstanding 225,000 shares of Series D Convertible Preferred Stock and 100,000 shares of Series E Convertible Preferred Stock. For certain information regarding the Series F Junior Participating Preferred Stock, see "Rights Plan."

     Dividends. Holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (the "Convertible Preferred Stock") are entitled to receive (on an as converted basis), out of funds legally available therefor, dividends at the same rate as dividends (other than dividends paid in additional shares of Common Stock) are paid with respect to the Common Stock.

     Conversion. A holder of Convertible Preferred Stock has the right, at its option at any time, to convert any such shares of Convertible Preferred Stock into ten shares of Common Stock, subject to adjustment. At the time of each conversion, the Company will pay in cash an amount equal to all dividends (other than dividends paid in additional shares of Common Stock) declared but unpaid on the shares of Convertible Preferred Stock surrendered for conversion. The Company does not have the right to redeem the Convertible Preferred Stock.

     Voting Rights. Except as otherwise provided by law and the Company's Restated Articles of Organization, the holders of Preferred Stock and Common Stock vote together as a single class on all matters to be voted on by the stockholders of the Company on the following basis: (i) each holder of Convertible Preferred Stock is entitled to such number of votes per share on each action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of Convertible Preferred Stock is then convertible and (ii) each holder of Common Stock is entitled to one vote per share. As long as the GA Entities (together with their affiliates) own in the aggregate shares of Common Stock, Convertible Preferred Stock or other securities of the Company convertible into or exchangeable for shares of voting capital stock of the Company that represent at least 10% of the total number of shares of Common Stock outstanding on an as converted basis, the GA Entities will be entitled to elect, or designate one person for election as, a director of the Company.

     Liquidation. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each a "Liquidation Event"), the Convertible Preferred Stock will be entitled, before any distribution or payment is made upon any stock ranking junior, to be paid an amount equal to the greater of (i) $100 per share plus, in the case of each share, an amount equal to any dividends declared but unpaid thereon, through the date payment thereof is made available, or (ii) such amount per share as would have been payable had each such share been converted to Common Stock immediately prior to such Liquidation Event and the holders of Convertible Preferred Stock are not entitled to any further payment. Upon any such Liquidation Event after the holders of Preferred Stock have been paid in full the amount to which such holders are entitled, the remaining net assets of the Company may be distributed to the holders of stock ranking junior.

     Future Issuances. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time the remaining shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

Warrants
     On May 12, 1994, in connection with the issuance and sale of $25,000,000 in aggregate principal amount of its 9.82% Subordinated Notes due on April 30, 2001, the Company issued warrants to purchase an aggregate of 383,333 shares of Common Stock of the Company, as adjusted from time to time. The warrants are exercisable at any time during the period commencing June 30, 1994 and ending April 30, 2001, at an exercise price of $8.93 per share, as adjusted from time to time.

     On July 19, 1996, in connection with the issuance and sale of the Series E Convertible Preferred Stock, the Company issued and sold warrants to purchase an aggregate of 1,000,000 shares of Common Stock of the Company, as adjusted from time to time, for an aggregate purchase price of $500,000. The warrants are exercisable at any time during the period commencing July 23, 1996 and ending July 23, 2003, at an exercise price of $15.36 per share, as adjusted from time to time.

     For the effects of the Distribution on these warrants, see "The Distribution."

Massachusetts Law and Certain Charter Provisions
     The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws and anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation such as the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the stockholder.

     The Company's Amended and Restated By-laws include a provision which excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's Amended and Restated By-laws at any time to subject the Company to this statute prospectively.

     Massachusetts General Laws Chapter 156B, Section 50A require that a publicly held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects not to be covered by Section 50A. The Company is subject to the provisions of Section 50A.

     The Company's Restated Articles of Organization also include provisions to
(i) eliminate the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law and (ii) indemnify the Company's directors and officers to the fullest extent permitted by Massachusetts law, including under circumstances in which indemnification is otherwise discretionary. Also, the Company has entered into indemnity agreements with each of its directors and certain executive officers. Those agreements require the Company to indemnify such individuals to the fullest extent permitted by Massachusetts law.

Rights Plan
     Pursuant to the Company's Stockholder Rights Plan, each share of the Common Stock has an associated preferred stock purchase right (a "Right") and each share of Convertible Preferred Stock has ten associated Rights. Each Right entitles the holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series F Junior Participating Preferred Stock, par value $1.00 per share (the "Junior Preferred Shares"), of the Company at a price of $60.00 per unit, subject to adjustment (the "Purchase Price"). The Rights will be exercisable only if (i) a person or group other than an Exempt Person (as defined below) acquires beneficial ownership of 20% or more of the outstanding Common Stock (an "Acquiring Person"), (ii) a person or group announces a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 20% or more of the outstanding Common Stock or (iii) a person owning 10% or more of the Common Stock of the Company whose ownership is determined by the Board of Directors to be reasonably likely to cause a material adverse impact on the business or prospects of the Company or to pressure the Company to take action to benefit such person as opposed to the Company is declared by the Board of Directors to be an adverse person (an "Adverse Person"). Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company. General Atlantic Partners and its affiliates would each be deemed "Exempt Persons", subject to compliance with their standstill agreements with the Company.

     In the event that (i) any person or group acquires 20% or more of the outstanding Common Stock, except pursuant to a tender or exchange offer for all shares at a price that a majority of the continuing directors determines to be fair, (ii) a person owning 10% or more of the Common Stock is determined by the Board of Directors to be an Adverse Person, (iii) a person owning 20% or more of the outstanding Common Stock engages in a merger with the Company in which the Company survives and its Common Stock remains outstanding and unchanged, or
(iv) while there is an Acquiring Person, such person engages in certain self-dealing transactions or an event occurs which results in such person's stock holdings increasing by more than 1%, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or the Adverse Person, will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two (2) times the Purchase Price, and in the event that, while there is an Acquiring Person, the Company is acquired in a business combination transaction in which it does not survive or 50% or more of its assets are sold, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two
(2) times the Purchase Price. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     At any time after the occurrence of a Section 11(a)(ii) Event, the Board of Directors of the Company may cause the Rights (other than Rights owned by such person or group) to be exchanged, in whole or in part, for Common Stock at an exchange rate of one (1) share of Common Stock per Right.

     The Board of Directors of the Company will generally be entitled to redeem the Rights in whole at a price of $.01 per Right, until the tenth day following a public announcement that a 20% stock position has been acquired and in certain other circumstances.

     The Rights have a certain anti-takeover effects, in that they will cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors.


Transfer Agent

     The transfer agent and registrar for the Company's Common Stock is Boston EquiServe LP.

                                 UNDERWRITING

     Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Lazard Freres & Co. LLC and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 6,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:


Underwriters                                                   Number of
------------------------------------------------------------   Shares
Donaldson, Lufkin & Jenrette Securities Corporation   ......
Lazard Freres & Co. LLC    .................................
Dain Bosworth Incorporated    ..............................
 Total   ...................................................   6,000,000
                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (including the Underwriters) at such price, less a concession not in excess of
$     per share. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $     per share to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the initial price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares pro rata in accordance with such Underwriter's initial commitment as indicated in the preceding table.

     In the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     The Company, certain of its officers and directors and certain other stockholders will agree not to (i) pledge, offer, sell, contract to sell, sell any options or contracts to purchase, purchase any options or contracts to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation provided that the Company may grant options and issue Common Stock upon the exercise of options under its option plans. In addition, during such period, the Company will also agree not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company will agree not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without Donaldson, Lufkin & Jenrette Securities Corporation's prior written consent.


     In general, the rules of the Securities and Exchange Commission prohibit the Underwriters (and selling group members) from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. In connection with the Offering, the Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in passive market making and may end passive market making activities at any time.


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect, the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Common Stock of Marcam Corporation is traded on the Nasdaq National Market. However, because of the Distribution, historical trading prices of the Common Stock of Marcam Corporation are unlikely to be indicative of future trading prices. The price to the public for the shares of Common Stock will be determined through negotiations between the Company and the Representatives and will be based on, among other things, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of securities of companies engaged in businesses similar to those of the Company. There can, however, be no assurance that the prices at which the shares of Common Stock will sell in the public market after this Offering will not be lower than the price at which they are sold by the Underwriters.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.


                                    EXPERTS

     The combined balance sheets of MAPICS, Inc. as of September 30, 1995 and 1996 and March 31, 1997 and the related combined statements of operations, divisional equity, and cash flows for each of the three years in the period ended September 30, 1996 and for the six months ended March 31, 1997, included in this Prospectus and Registration Statement, have been included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Marcam Corporation as of September 30, 1996 and 1995 and for each of the two years in the period ended September 30, 1996, included in the Annual Report on Form 10-K of the Company for the year ended September 30, 1996 and referred to below, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated October 24, 1996, accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Marcam Corporation and subsidiaries for the year ended September 30, 1994, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE


     The following documents filed by the Registrant with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act are incorporated in this Prospectus by reference as of their respective dates (File No. 0-18674): (1) Annual Report on Form 10-K for the fiscal year ended September 30, 1996, including portions of Marcam Corporation's Proxy Statement dated January 8, 1997 for its Annual Meeting of Stockholders held on February 12, 1997 set forth under the captions "Election of Directors," "The Board of Directors and its Committees," "Executive Compensation," "Securities Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions"; (2) Quarterly Reports on Form 10-Q for the fiscal periods ended December 31, 1996 and March 31, 1997; (3) Current Reports on Form 8-K dated December 3, 1996, May 9, 1997, as amended on July 3, 1997, July 15, 1997 and July 23, 1997; (4) the section entitled "Description of Securities to be Registered" contained in the Registrant's Registration Statement on Form 8-A filed with the Commission on December 5, 1996; and (5) the section entitled "Description of Securities to be Registered" contained in the Registrant's Registration Statement on Form 8-A filed on June 29, 1990, as amended on Form 8 as filed with the Commission on August 13, 1990.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above (other than exhibits to such documents). Requests for such copies should be directed to George A. Chamberlain, 3d, Chief Financial Officer, Marcam Corporation, 95 Wells Avenue, Newton, Massachusetts 02159 (telephone:
617-965-0220).


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. All such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 73 Tremont Street, Suite 600, Boston, Massachusetts 02108-3912; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock of the Company is quoted on The Nasdaq National Market and such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 MAPICS, INC.


                    INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                             Page
                                                                                             -----
Report of Independent Accountants   ......................................................   F-2
Combined Balance Sheets as of September 30, 1995 and 1996 and March 31, 1997  ............   F-3
Combined Statements of Operations for the years ended September 30, 1994, 1995 and 1996
and for the six months ended March 31, 1996 (unaudited) and 1997  ........................   F-4
Combined Statements of Divisional Equity for the years ended September 30, 1994, 1995 and
1996 and for the six months ended March 31, 1997    ......................................   F-5
Combined Statements of Cash Flows for the years ended September 30, 1994, 1995 and 1996
and for the six months ended March 31, 1996 (unaudited) and 1997  ........................   F-6
Notes to Combined Financial Statements    ................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Marcam Corporation:

We have audited the accompanying combined balance sheets of MAPICS, Inc. as of September 30, 1995 and 1996 and March 31, 1997 and the related combined statements of operations, divisional equity, and cash flows for each of the three years in the period ended September 30, 1996 and for the six months ended March 31, 1997. These financial statements are the responsibility of MAPICS, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of MAPICS, Inc. as of September 30, 1995 and 1996 and March 31, 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 and for the six months ended March 31, 1997, in conformity with generally accepted accounting principles.




                                                  COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
June 3, 1997

                                  MAPICS, INC.

                            Combined Balance Sheets
                                (In thousands)




                                                                     As of September 30,    As of March 31,
                                                                    ---------------------   ----------------
                                                                     1995        1996           1997
  ASSETS
Current assets:
 Cash   .........................................................   $   226     $   378         $   852
 Accounts receivable, net of allowances of $1,626 in 1995,
  $1,240 in 1996 and $1,466 in 1997 (Note 3)   ..................    20,416      20,518          21,141
 Prepaid expenses and other current assets  .....................       369         487           1,032
                                                                    --------    --------        --------
    Total current assets  .......................................    21,011      21,383          23,025
Property and equipment, net (Note 4)  ...........................     1,755       2,992           2,813
Computer software costs, net (Note 5)    ........................    12,495      15,705          15,741
Other intangible assets, net (Notes 7 and 13)  ..................     5,965       5,325           5,067
                                                                    --------    --------        --------
    Total assets    .............................................   $41,226     $45,405         $46,646
                                                                    ========    ========        ========
       LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
 Accounts payable   .............................................   $ 3,659     $ 5,308         $ 4,412
 Accrued expenses and other current liabilities (Note 6)   ......    10,673      11,457          11,415
 Deferred revenue   .............................................    15,206      18,563          21,197
                                                                    --------    --------        --------
    Total current liabilities   .................................    29,538      35,328          37,024
Deferred income taxes (Note 8)  .................................       196         884             394
                                                                    --------    --------        --------
    Total liabilities  ..........................................    29,734      36,212          37,418
Commitments and contingencies (Notes 9 and 15)    ...............
Divisional equity   .............................................    11,492       9,193           9,228
                                                                    --------    --------        --------
    Total liabilities and divisional equity    ..................   $41,226     $45,405         $46,646
                                                                    ========    ========        ========




The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                       Combined Statements of Operations
                     (In thousands, except per share data)



                                                                                    Six months ended
                                                Years ended September 30,              March 31,
                                            ---------------------------------   ------------------------
                                             1994        1995        1996          1996         1997
                                                                                (unaudited)
Revenues:
 License   ..............................   $33,410     $42,745     $45,341        $20,501     $25,328
 Services  ..............................    19,373      26,553      32,261         15,343      18,837
                                            --------    --------    --------       --------    --------
   Total revenues   .....................    52,783      69,298      77,602         35,844      44,165
                                            --------    --------    --------       --------    --------
Operating expenses:
 Cost of license revenues    ............     3,280       5,689       6,913          3,026       4,129
 Cost of services revenues   ............     5,428       7,567       9,499          4,573       5,301
 Selling and marketing    ...............    17,765      24,780      27,851         13,028      14,834
 Product development   ..................     6,692       7,432       6,398          3,122       4,969
 General and administrative  ............     4,810       5,384       5,965          2,212       4,360
                                            --------    --------    --------       --------    --------
   Total operating expenses  ............    37,975      50,852      56,626         25,961      33,593
                                            --------    --------    --------       --------    --------
Income before income tax expense   ......    14,808      18,446      20,976          9,883      10,572
Income tax expense  .....................     4,641       7,112       8,076          3,805       4,071
                                            --------    --------    --------       --------    --------
Net income    ...........................   $10,167     $11,334     $12,900        $ 6,078     $ 6,501
                                            ========    ========    ========       ========    ========
Pro forma net income per common
 share (Note 2) (unaudited)  ............                           $  0.72                    $  0.35
                                                                    ========                   ========
Pro forma weighted average number of
 common and common equivalent
 shares outstanding (Note 2)
 (unaudited)  ...........................                            17,899                     18,705
                                                                    ========                   ========



The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                    Combined Statements of Divisional Equity
                                (In thousands)



                                                                                               Six months
                                                                                                 ended
                                                         Years ended September 30,             March 31,
                                               ---------------------------------------------   ------------
                                                  1994            1995            1996           1997
Balance, beginning of period ...............    $   21,271      $   17,091      $   11,492      $   9,193
 Net income   ..............................        10,167          11,334          12,900          6,501
 Net transfers to Marcam Corporation  ......       (14,347)        (16,933)        (15,199)        (6,466)
                                                ----------      ----------      ----------      ---------
Balance, end of period .....................    $   17,091      $   11,492      $    9,193      $   9,228
                                                ==========      ==========      ==========      =========



The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                       Combined Statements of Cash Flows
                                (In thousands)



                                                                                                      Six months
                                                                                                         ended
                                                              Years ended September 30,                March 31,
                                                        -------------------------------------- -------------------------
                                                           1994         1995         1996          1996         1997
                                                                                               (unaudited)
Cash flows from operating activities:
 Net income  ..........................................  $  10,167    $  11,334    $  12,900     $  6,078     $  6,501
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation    ....................................        545          709          954          375          660
   Amortization    ....................................      2,353        3,248        3,788        1,936        2,328
   Provision for bad debts  ...........................          6          939          399           73          611
   Deferred income taxes    ...........................      1,110          737          688          323         (490)
   Changes in operating assets and liabilities, net
    of effects of acquisition:
    Accounts receivable  ..............................       (788)      (5,302)        (501)       4,447       (1,234)
    Prepaid expenses and other assets   ...............       (418)         239         (118)         (69)        (266)
    Accounts payable  .................................        576          383        1,071         (513)        (896)
    Accrued expenses and other current liabilities     .     2,725        4,988          784       (2,999)         (42)
    Deferred revenue  .................................      4,143        5,466        3,357        2,982        2,634
                                                         ---------    ---------    ---------     --------     --------
    Net cash provided by operating activities .........     20,419       22,741       23,322       12,633        9,806
                                                         ---------    ---------    ---------     --------     --------
Cash flows from investing activities:
 Purchases of property and equipment    ...............       (979)        (623)      (1,613)        (466)        (481)
 Additions to computer software costs   ...............     (4,795)      (5,516)      (6,358)      (3,973)      (2,385)
                                                         ---------    ---------    ---------     --------     --------
    Net cash used for investing activities ............     (5,774)      (6,139)      (7,971)      (4,439)      (2,866)
                                                         ---------    ---------    ---------     --------     --------
Cash flows from financing activities:
 Net transfers to Marcam Corporation    ...............    (14,347)     (16,483)     (15,199)      (7,947)      (6,466)
                                                         ---------    ---------    ---------     --------     --------
    Net cash used for financing activities    .........    (14,347)     (16,483)     (15,199)      (7,947)      (6,466)
                                                         ---------    ---------    ---------     --------     --------
Net increase in cash  .................................        298          119          152          247          474
Cash at beginning of period    ........................       (191)         107          226          226          378
                                                         ---------    ---------    ---------     --------     --------
Cash at end of period    ..............................  $     107    $     226    $     378     $    473     $    852
                                                         =========    =========    =========     ========     ========

The accompanying notes are an integral part of the combined financial statements.

                                 MAPICS, INC.

                     Notes to Combined Financial Statements

(1) BASIS OF PRESENTATION


     (a) The Distribution (unaudited)

     On April 28, 1997, the Board of Directors of Marcam Corporation authorized management to proceed with the separation of Marcam Corporation into two publicly traded corporations. Marcam Corporation intends to spin off in a tax-free distribution the portion of its business relating to its PRISM, Protean and Avantis product lines. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business. Marcam Corporation will change its name to MAPICS, Inc. ("MAPICS") and will continue the operations relating to the MAPICS product lines.


     In connection with the separation, Marcam Corporation will transfer to a newly formed corporation, Marcam Solutions, Inc. ("Marcam Solutions"), the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and $39 million in cash. The cash transfer of $39 million is expected to be paid with proceeds of a debt financing by Marcam Corporation, and borrowings under that debt financing are expected to be repaid in whole or in part with the proceeds from a proposed offering of common stock of MAPICS. All of the shares of common stock of Marcam Solutions will be distributed (the "Distribution") by means of a distribution to stockholders of Marcam Corporation. Subsequent to the Distribution, MAPICS will be the legal entity that will continue to conduct the operations relating to Marcam Corporation's MAPICS product lines. However, for accounting purposes, due to the relative significance of the PRISM, Protean and Avantis product lines, the Distribution will be recorded as a disposal of the MAPICS product lines in the historical consolidated financial statements of Marcam Corporation and in the future financial statements of Marcam Solutions.


     The Distribution will be subject to final approval by the Board of Directors of Marcam Corporation, approval by the stockholders of Marcam Corporation, and the receipt of a favorable ruling from the Internal Revenue Service that, except as provided therein, the Distribution will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), or, at the option of the Board of Directors of Marcam Corporation, an opinion of special tax counsel and Marcam Corporation's independent accountants to the effect that, except as provided therein, such distribution should qualify as a tax-free distribution under Section 355 of the Code.

     These combined financial statements have been prepared using Marcam Corporation's historical basis in the assets and liabilities and historical results of operations related to the MAPICS product lines. These combined financial statements generally reflect the financial position, results of operations, and cash flows of MAPICS as if it were a separate entity for all periods presented. Certain costs and expenses presented in these financial statements have been allocated based on management's estimates of the cost of services provided to MAPICS by Marcam Corporation. Management believes that these allocations are reasonable. However, the financial information included herein may not necessarily reflect the combined financial position, results of operations, and cash flows of MAPICS in the future, or what they would have been had MAPICS been a separate entity during the periods presented.

     Prior to the Distribution, Marcam Corporation (to be renamed MAPICS) intends to enter into various agreements with Marcam Solutions providing for the separation of the product lines and governing various ongoing relationships between the two companies, in accordance with the terms described in Note 15.

     (b) Nature of the Business
     MAPICS is a leading provider of enterprise resource planning (ERP) software applications for mid-size manufacturing enterprises worldwide. MAPICS' products provide an integrated and function-rich ERP solution with the breadth and depth of applications to manage an entire manufacturing enterprise. The MAPICS XA product line currently consists of 44 integrated application modules in the areas of Engineering and Cost Management, Market and Demand Management, Plant Operations and Logistics Management, Production Resource Planning, Financial Management and Measurements and Cross Applications Solutions. MAPICS also provides services to customers in the form of product support. The primary geographic markets of MAPICS include North America, Europe, the Middle East, Africa, Latin America and Asia Pacific.

                                 MAPICS, INC.

(2) SIGNIFICANT ACCOUNTING POLICIES

     (a) Use of Estimates by Management
     The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates included in these financial statements are the valuation of capitalized software, intangible assets and accounts receivable and the allocation of corporate expenses from Marcam Corporation. Actual results may differ from estimates.

     (b) Revenue Recognition
     MAPICS recognizes revenues from the licensing of its software upon the signing of license agreements, delivery of the software and determination that collection of the related receivable is probable. Under the terms of the MAPICS license agreements, the customer is responsible for installation and training. At the time MAPICS recognizes revenues from the licensing of software, no significant vendor obligations remain, and the costs of insignificant obligations, if any, are accrued.

     MAPICS recognizes services revenues from its periodic license fees ratably over the terms of the license agreements. The periodic license fee, which is typically payable annually in advance, entitles the customer to continue using the software and to receive certain support services.

     Generally, revenues from the licensing of products through third-party representatives are included in revenues, and related commissions are included in selling and marketing expenses. In certain situations, however, revenues from affiliates are recorded as royalties in license revenues (See Note 14).

     (c) Concentrations of Credit Risk
     Financial instruments which potentially expose MAPICS to concentrations of credit risk consist primarily of trade accounts receivable. MAPICS provides credit, in the normal course of business, to various types and sizes of manufacturers located throughout the world. As a result, concentration of credit risk with respect to trade receivables is not significant.

     (d) Property and Equipment
     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based upon the following estimated useful lives:



      Furniture and fixtures   ......   4 years
      Computer equipment    .........   4 years
      Leasehold improvements   ......   Shorter of lease term or useful life of asset

     (e) Computer Software Costs
     MAPICS charges all costs of establishing technological feasibility of computer software products to product development expense as they are incurred. Thereafter, computer software costs are capitalized and reported at the lower of unamortized cost or net realizable value. Computer software costs include in-house software development costs and the costs incurred to translate software into various foreign languages. Amortization of computer software costs commences upon general release of the product to customers and is computed on a product-by-product basis using the greater of the amount determined using (a) the ratio that current period gross revenues bear to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product (generally five years). Amortization of capitalized software costs is charged to cost of license revenues. Capitalized software is subject to rapid technological obsolescence and, as a result, amortization periods could ultimately shorten to reflect changes in technology in the future. In fiscal 1997, MAPICS changed the estimated useful life of its 1997 and future translation expenditures from five years to two years. This change in estimate decreased net income by approximately $230,000 for the six months ended March 31, 1997.

                                 MAPICS, INC.

     (f) Other Intangible Assets
     Other intangible assets represent intangible assets that are being amortized to cost of license revenues using the straight-line method over the estimated lives of the intangibles. The installed customer base and affiliate network is amortized over fifteen years; trade names, trademarks and goodwill are amortized over ten years.

     MAPICS evaluates the net realizable value of capitalized software costs and other intangibles on a quarterly basis using undiscounted cash flows. Its review of intangible assets includes an analysis of past operating results, business plans and budgets related to recoverability of the specific assets.

     (g) Foreign Currency Translation
     The majority of foreign revenues of MAPICS are denominated in local currencies. The functional currency for each of the MAPICS foreign operations is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at period-end rates of exchange. Revenues and expenses are translated into U.S. dollars at the average rates for the periods. The resultant translation gains and losses are immaterial for all periods presented. Foreign currency transaction gains and losses and the effects of exchange rate changes on cash are immaterial for all periods presented.

     (h) Income Taxes
     Historically, the operations represented by MAPICS have been included in the consolidated U.S. Federal and certain state and foreign income tax returns filed by Marcam Corporation. Income tax expense has been calculated on a separate-return basis. Income taxes paid on behalf of MAPICS are included in divisional equity. After the Distribution, MAPICS will file separate income tax returns.

     Pursuant to the anticipated Tax Sharing Agreement between Marcam Corporation and Marcam Solutions and after the Distribution, MAPICS will be entitled to utilize certain tax attributes (principally federal, state and foreign net operating loss carryforwards) of Marcam Corporation.

     (i) Divisional Equity
     Divisional equity includes accumulated retained earnings, net transfers to Marcam Corporation and current period income.

     (j) Unaudited pro forma net income per share
     Unaudited pro forma net income per share gives effect to the Distribution. The calculation of pro forma weighted average number of shares outstanding includes (i) the weighted average number of common shares outstanding of Marcam Corporation (11,384,000 shares and 11,459,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997),
(ii) the weighted average number of common equivalent shares from the assumed exercise of dilutive stock options, warrants and convertible preferred stock of Marcam Corporation (2,801,000 shares and 3,532,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997), and (iii) the number of shares of common stock from the proposed offering of MAPICS common stock whose proceeds are deemed to be used to pay the capital contribution of $39,000,000 to Marcam Solutions, based on an assumed offering price of $10.50 per share (3,714,000 shares for the year ended September 30, 1996 and for the six months ended March 31, 1997) (See Note 9). Pro forma fully diluted net income per share does not differ materially from reported pro forma primary net income per share.

     (k) Allocated Costs
     Expenses have been allocated based on a variety of methods depending on the nature of the expense. Such allocation methods include proportional MAPICS product revenue to total Marcam Corporation revenue, headcount equivalents and management estimates. These amounts approximate management's estimates of Marcam Corporation's corporate costs to support the MAPICS-related operations. An allocation of corporate marketing expenses, corporate product development expenses, and corporate administrative functions (including data services, employee benefits, legal, insurance, accounting and other corporate overhead) has been included in the selling and marketing, product development, and general and administrative operating expenses in the combined statements of operations.

                                 MAPICS, INC.

     (l) Interim Period Financial Statements


     The interim combined financial statements and related footnote information for the six months ended March 31, 1996 are unaudited. In the opinion of management, the interim combined financial statements contain all adjustments of a normal recurring nature which are necessary to present fairly the interim financial position of MAPICS and its interim results of operations and cash flows. Results of operations and cash flows for the six months ended March 31, 1997 are not necessarily indicative of results for the entire year.


     (m) New Accounting Pronouncements

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which will require MAPICS to elect either expense recognition under SFAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. MAPICS has determined that it will elect the disclosure-only alternative. MAPICS will be required to disclose the pro forma net income and pro forma net income per share in the notes to the financial statements using the fair-value based method beginning in fiscal 1997 after the Distribution, with comparable disclosures for fiscal 1996. MAPICS has not determined the impact that these pro forma adjustments will have on its net income or income per share.


     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued which will require MAPICS to present basic and diluted earnings per share (EPS). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under existing rules. SFAS 128 requires restatement of all prior period earnings per share data presented. MAPICS will adopt SFAS 128 as of October 1, 1998 and has not yet determined the impact of the adoption of this standard.


(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS


     MAPICS provides reserves for customer receivable balances which are considered potentially uncollectible. The allowance for doubtful accounts amounted to $733,000, $1,626,000, $1,240,000 and $1,466,000 at September 30,
1994, 1995 and 1996 and March 31, 1997, respectively. The provision charged to bad debt expense, which is included in general and administrative expenses, was $6,000, $939,000 and $399,000 for fiscal 1994, 1995 and 1996, respectively, and was $611,000 for the six months ended March 31, 1997. Write-offs against the allowance were $458,000, $46,000 and $785,000 for fiscal 1994, 1995 and 1996, respectively, and were $385,000 for the six months ended March 31, 1997.

                                 MAPICS, INC.

(4) PROPERTY AND EQUIPMENT


     Property and equipment consist of the following (in thousands):


                                                               September 30,          March 31,
                                                        ---------------------------   -----------
                                                          1995           1996           1997
   Furniture and fixtures    ........................    $      99      $     106     $    138
   Computer equipment  ..............................        3,101          5,285        5,710
   Leasehold improvements    ........................           25             25           49
                                                         ---------      ---------     ---------
                                                             3,225          5,416        5,897
   Accumulated depreciation and amortization   ......       (1,470)        (2,424)      (3,084)
                                                         ---------      ---------     ---------
                                                         $   1,755      $   2,992     $  2,813
                                                         =========      =========     =========

(5) COMPUTER SOFTWARE COSTS


     Computer software costs capitalized during fiscal years 1994, 1995 and 1996 amounted to $4,795,000, $5,516,000 and $6,358,000, respectively, and during the six months ended March 31, 1997, amounted to $2,385,000. Amortization of computer software costs during those periods was approximately $1,553,000, $2,448,000, $3,148,000, and $2,070,000, respectively. These combined financial statements reflect a reduction of $1,050,000 in net capitalized software costs at September 30, 1995 as a result of purchase accounting adjustments described in Note 13 and reflect the reclassification of $279,000 of capitalized software costs to other assets in the six months ended March 31, 1997. Accumulated amortization at September 30, 1995, September 30, 1996 and March 31, 1997 totaled $2,754,000, $5,902,000 and $7,972,000, respectively.


(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES


     Accrued expenses and other current liabilities consist of the following (in thousands):


                                                       September 30,       March 31,
                                                   ---------------------   ----------
                                                    1995        1996        1997
   Accrued commissions and royalties   .........   $ 5,949     $ 5,556       $ 7,077
   Accrued payroll and related expenses   ......       274       1,642         1,632
   Accrued sales and other taxes    ............       407         530           722
   Other    ....................................     4,043       3,729         1,984
                                                   --------    --------     --------
                                                   $10,673     $11,457       $11,415
                                                   ========    ========     ========

                                 MAPICS, INC.

(7) OTHER INTANGIBLE ASSETS

     Other intangible assets consist of the following (in thousands):


                                                                   September 30,          March 31,
                                                            ---------------------------   -----------
                                                              1995           1996           1997
   Installed customer base and affiliate network   ......    $   6,034      $   6,034     $  6,034
   Trade names and trademarks    ........................        1,712          1,712        1,712
   Goodwill    ..........................................          286            286          286
                                                             ---------      ---------     ---------
                                                                 8,032          8,032        8,032
   Accumulated amortization   ...........................       (2,067)        (2,707)      (2,965)
                                                             ---------      ---------     ---------
                                                             $   5,965      $   5,325     $  5,067
                                                             =========      =========     =========

(8) INCOME TAXES

     The components of the provision for income taxes are as follows (in thousands):


                                                         Six months ended
                          Years ended September 30,        March 31,
                        ------------------------------   -----------------
                        1994       1995       1996            1997
   Federal:
    Current    ......     $2,742     $4,743     $5,547       $ 3,527
    Deferred   ......        978        653        610          (434)
                         -------    -------    -------       -------
     Total  .........      3,720      5,396      6,157         3,093
                         -------    -------    -------       -------
   State:
    Current    ......        736      1,398      1,415           745
    Deferred   ......        131         84         78           (56)
                         -------    -------    -------       -------
     Total  .........        867      1,482      1,493           689
                         -------    -------    -------       -------
   Foreign:
    Current    ......         54        234        426           289
    Deferred   ......         --         --         --            --
                         -------    -------    -------       -------
     Total  .........         54        234        426           289
                         -------    -------    -------       -------
   Total    .........     $4,641     $7,112     $8,076       $ 4,071
                         =======    =======    =======       =======

                                 MAPICS, INC.

     The components of income from domestic and foreign operations before provision for income taxes are as follows (in thousands):


                                                           Six months
                                                             ended
                           Years ended September 30,       March 31,
                       ---------------------------------   ------------
                        1994        1995        1996         1997
   Domestic   ......   $14,760     $18,137     $20,766       $10,274
   Foreign    ......        48         309         210           298
                       --------    --------    --------      --------
    Total  .........   $14,808     $18,446     $20,976       $10,572
                       ========    ========    ========      ========

     The effective income tax rates of 31.3%, 38.6% and 38.5% for the years ended September 30, 1994, 1995 and 1996, respectively, and 38.5% for the six months ended March 31, 1997, differ from the expected income taxes for those periods calculated by applying the federal statutory rate of 35.0% to income before income taxes for the years ended September 30, 1994, 1995 and 1996 and the six months ended March 31, 1997 as follows (in thousands):


                                                                                             Six months
                                                                                               ended
                                                          Years ended September 30,          March 31,
                                                   ---------------------------------------   ------------
                                                     1994          1995          1996          1997
   Expected tax   ..............................    $ 5,183       $ 6,456       $ 7,342        $ 3,701
   Benefit of net operating losses  ............       (169)           --            --             --
   State taxes, net  ...........................        610           992           998            429
   Research and experimentation credits   ......       (737)         (423)         (413)          (159)
   Other    ....................................       (246)           87           149            100
                                                    -------       -------       -------        -------
                                                    $ 4,641       $ 7,112       $ 8,076        $ 4,071
                                                    =======       =======       =======        =======

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred income tax liability at September 30, 1995 and 1996 and March 31, 1997 relate to the following (in thousands):


                                                      September 30,          March 31,
                                               ---------------------------   -------------
                                                 1995           1996            1997
   Deferred tax assets:
    Deferred revenue   .....................    $     334      $     411      $    451
    Allowance for doubtful accounts   ......          469            229           450
    Intangible assets  .....................           71             --            --
    Other  .................................           41            267           718
                                                ---------      ---------      ---------
    Total deferred tax assets   ............          915            907         1,619
                                                ---------      ---------      ---------
   Deferred tax liabilities:
    Capitalized software  ..................       (1,044)        (1,034)         (867)
    Intangible assets  .....................           --           (737)       (1,143)
    Other  .................................          (67)           (20)           (3)
                                                ---------      ---------      ---------
    Total deferred tax liabilities    ......       (1,111)        (1,791)       (2,013)
                                                ---------      ---------      ---------
    Net deferred tax liabilities   .........    $    (196)     $    (884)     $   (394)
                                                =========      =========      =========

                                 MAPICS, INC.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. As a result of its evaluation, management has recorded no valuation allowance.

     Pursuant to the anticipated Tax Sharing Agreement between Marcam Corporation and Marcam Solutions and upon the effectiveness of the Distribution, MAPICS will become entitled to utilize certain tax attributes of Marcam Corporation. As of September 30, 1996, those attributes include net operating loss carryforwards of approximately $42 million, foreign tax credit carryforwards of approximately $4 million and research and experimentation credit carryforwards of approximately $3 million. Such carryforwards expire between 1997 and 2012. The utilization of net operating loss carryforwards will be limited on an annual basis due to changes in ownership of Marcam Corporation. Management does not believe that this limitation will have a significant impact on the amount of taxes to be paid in the future.


(9) COMMITMENTS AND CONTINGENCIES

Lease Commitments
     MAPICS leases certain equipment and office space under noncancelable agreements and leases which expire at various dates through 2001. Future minimum lease payments under noncancelable operating leases at September 30, 1996 were as follows (in thousands):


Year ending September 30:
  1997    ...........................   $1,161
  1998    ...........................      584
  1999    ...........................      166
  2000    ...........................       11
  2001    ...........................        5
                                        -------
Total minimum lease payments   ......   $1,927
                                        =======

     Total rental expense charged to operations was $926,000, $1,033,000 and $1,133,000 for fiscal years 1994, 1995 and 1996, respectively, and $533,000 for the six months ended March 31, 1997.



Litigation
     MAPICS is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the financial position or results of operations of MAPICS.

     MAPICS will be indemnified for future claims arising from Marcam Corporation's PRISM, Protean and Avantis product lines and related activities in accordance with the agreements to be entered into with Marcam Solutions as described in Note 15.

                                 MAPICS, INC.

(10) EMPLOYEE STOCK OPTION PLANS

     Under Marcam Corporation's stock plans, certain employees and officers have been granted incentive stock options and non-qualified stock options. At September 30, 1996, options for the purchase of 2,109,000 shares of Marcam Corporation common stock were outstanding, of which options for 623,000 shares were exercisable, with option prices ranging from $1.00 to $29.25 per share. Of those options, MAPICS employees held 213,000, of which 96,000 shares were exercisable, with option prices ranging from $1.50 to $22.50 per share. At March 31, 1997, options for the purchase of approximately 2,664,000 shares of Marcam Corporation common stock were outstanding, of which options for 874,000 shares were exercisable, with option prices ranging from $1.00 to $29.25 per share. Of those options, MAPICS employees held approximately 357,000, of which 124,000 shares were exercisable, with option prices ranging from $1.50 to $22.50 per share.

     Promptly following the Distribution, outstanding awards under the Marcam Corporation stock plans held by Marcam Corporation employees will be adjusted so as to represent two separately exercisable options--one to purchase common stock of MAPICS and one to purchase common stock of Marcam Solutions. Each of the two options will have the same ratio of the exercise price per option to the market value per share, the same vesting provisions, option periods and other terms and conditions and, in aggregate, the same difference between market value and exercise price as reflected in the original Marcam Corporation option.


(11) EMPLOYEE BENEFIT PLAN

     Certain employees of MAPICS in the United States are eligible to participate in Marcam Corporation's sponsored profit sharing retirement plan established under the provisions of Internal Revenue Code Section 401(k). The expenses of MAPICS related to this plan which are included in the statements of operations amounted to $0, $77,000 and $110,000 for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and $85,000 for the six-month period ended March 31, 1997.


(12) MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     MAPICS had no customers which accounted for 10% or more of total revenues in fiscal years 1995 and 1996 or in the six months ended March 31, 1996 and 1997. In fiscal 1994, International Business Machines Corporation accounted for 12% of total revenues (See Note 14.)

     MAPICS markets its products worldwide. Revenues are grouped into three main geographic segments: U.S., Europe and All Other. Financial data by geographic area is as follows (in thousands):

                                 MAPICS, INC.

                                                  U.S.     Europe   All Other   Elimination    Total
                                                --------- --------- ----------- ------------- --------
Fiscal year 1994
----------------------------------------------
   Net sales to unaffiliated customers   ......   $41,210   $ 5,273   $6,300      $     --    $52,783
   Transfers between geographic areas    ......       965        --       --          (965)        --
                                                 --------  --------   -------     --------    --------
   Total revenues   ...........................    42,175     5,273    6,300          (965)    52,783
                                                 --------  --------   -------     --------    --------
   Net income    ..............................     5,356     1,375    1,608         1,828     10,167
   Identifiable assets    .....................    32,041     3,489      862            --     36,392
   Fiscal year 1995
----------------------------------------------
   Net sales to unaffiliated customers   ......   $50,934   $10,419   $7,945      $     --    $69,298
   Transfers between geographic areas    ......     1,538        --       --        (1,538)        --
                                                 --------  --------   -------     --------    --------
   Total revenues   ...........................    52,472    10,419    7,945        (1,538)    69,298
                                                 --------  --------   -------     --------    --------
   Net income (loss)   ........................     9,669       458    2,623        (1,416)    11,334
   Identifiable assets    .....................    34,765     4,841    1,620            --     41,226
   Fiscal year 1996
----------------------------------------------
   Net sales to unaffiliated customers   ......   $56,546   $14,311   $6,745      $     --    $77,602
   Transfers between geographic areas .........     1,816        --       --        (1,816)        --
                                                 --------  --------   -------     --------    --------
   Total revenues   ...........................    58,362    14,311    6,745        (1,816)    77,602
                                                 --------  --------   -------     --------    --------
   Net income (loss)   ........................    10,058     2,197      938          (293)    12,900
   Identifiable assets ........................    37,876     4,789    2,740            --     45,405
   Six months ended March 31,1997
----------------------------------------------
   Net sales to unaffiliated customers   ......   $32,450   $ 9,447   $2,268      $     --    $44,165
   Transfers between geographic areas    ......     1,114        --       --        (1,114)        --
                                                 --------  --------   -------     --------    --------
   Total revenues   ...........................    33,564     9,447    2,268        (1,114)    44,165
                                                 --------  --------   -------     --------    --------
   Net income (loss)   ........................     5,641       702      255           (97)     6,501
   Identifiable assets    .....................    37,459     5,156    4,031            --     46,646

(13) RELATIONSHIP WITH MARCAM CORPORATION

     An allocation of corporate marketing expenses, corporate product development expenses, and corporate administrative functions (including data services, employee benefits, legal, insurance, accounting and other corporate overhead) has been included in the selling and marketing, product development, and general and administrative operating expenses in the combined statements of operations and is presented in the following table. Certain general and administrative and selling and marketing expenses, which were specifically identified by product line in fiscal 1995 and 1996, were not directly identified by product line or function in fiscal 1994. Management has estimated those fiscal 1994 expenses attributable to the MAPICS-related business, and has presented those expenses as corporate allocations in the following table.

     The amounts allocated to MAPICS in each of the periods presented are as follows (in thousands):


                                                                             Six months ended
                                           Years ended September 30,            March 31,
                                         ------------------------------   ----------------------
                                         1994       1995       1996         1996         1997
                                                                          (unaudited)
   Selling and marketing  ............     $5,219     $  223     $  213      $  102        134
   Product development    ............        207        221        239         117         --
   General and administrative   ......      2,794      2,030      2,412       1,204      1,415

                                 MAPICS, INC.

     Net transfers to Marcam Corporation, included in divisional equity, includes net cash transfers to Marcam Corporation, amounts due to Marcam Corporation for services and other charges, and income taxes paid on behalf of MAPICS by Marcam Corporation. No interest has been charged to MAPICS related to these transactions or to any debt held by Marcam Corporation. The weighted average balance due to (from) Marcam Corporation was $16,901,000, $1,261,000, $(14,806,000) and $(25,638,000) for the years ended September 30, 1994, 1995 and 1996 and for the six months ended March 31, 1997, respectively. The activity in the net transfers to Marcam Corporation account, included in divisional equity, is summarized below.


                                                                                                          Six months
                                                                                                            ended
                                                                     Years ended September 30,            March 31,
                                                            -------------------------------------------   ------------
                                                               1994           1995           1996           1997
   Marcam Corporation services and other charges   ......    $   8,220      $  2,474       $   2,864      $   1,549
   Domestic and foreign income taxes   ..................        4,641         7,112           8,076          4,071
   Non-cash purchase accounting adjustments  ............           --          (450)             --             --
   Cash transfers, net  .................................      (27,208)      (26,069)        (26,139)       (12,086)
                                                             ---------      ---------      ---------      ----------
   Net transfers to Marcam Corporation    ...............    $ (14,347)     $(16,933)      $ (15,199)     $  (6,466)
                                                             =========      =========      =========      ==========

     On February 26, 1993, Marcam Corporation acquired the exclusive worldwide marketing rights to the MAPICS product line for 25 years. Marcam Corporation also acquired the option to purchase the MAPICS product line and certain related intellectual property rights. As part of the acquisition of the marketing rights, Marcam Corporation expensed $5,568,000 of in-process research and development costs and recorded $10,699,000 of intangible assets acquired. These amounts have been reflected in the combined financial statements of MAPICS.

     On September 29, 1995, Marcam Corporation acquired all of the outstanding stock of the company which owned the MAPICS product line. As part of the acquisition, certain non-cash balance sheet adjustments were recorded by Marcam Corporation which have been reflected in the combined financial statements of MAPICS. The adjustments consist of the following (in thousands):



          Reduction of net computer software costs      $   1,050
          Reduction of payables  .....................     (1,500)
                                                        ---------
          Net adjustment   ...........................  $    (450)
                                                        =========

(14) RELATED PARTY TRANSACTIONS

     MAPICS has a number of marketing and product development relationships with International Business Machines Corporation ("IBM"). IBM has purchased licenses for MAPICS products for internal use, as well as for marketing purposes. MAPICS has purchased certain services, equipment and software licenses from IBM.

     Under various agreements with MAPICS and its representatives, IBM markets MAPICS products in cooperation with MAPICS and its subsidiaries or representatives in several countries. In each case, MAPICS or its representative pays IBM a fee for marketing MAPICS products when a sale is made with IBM's assistance. The fee is calculated as a percentage of the license fees received by MAPICS and varies based on the agreement's specific territories. MAPICS paid IBM aggregate fees of $1,453,000, $198,000 and $0 in fiscal years 1994, 1995 and 1996, respectively, and $0 in the six-month period ended March 31, 1997.

     MAPICS recorded royalties from IBM of approximately $5,675,000, $2,614,000 and $604,000 in fiscal years 1994, 1995 and 1996, respectively, and $265,000, in the six-month period ended March 31, 1997 relating to sales of MAPICS products.

     MAPICS also licenses products and provides services to IBM in the ordinary course of business. During fiscal years 1994, 1995 and 1996, MAPICS recognized an aggregate of approximately $700,000, $185,000 and $409,000,

                                 MAPICS, INC.

respectively, and during the six-month period ended March 31, 1997 recognized $236,000 from licensing products and providing services to IBM. IBM also sells products and provides services, including distribution and translation services, to MAPICS in the ordinary course of business.

     Total revenues that were derived from transactions with IBM were $6,375,000, $2,799,000 and $1,013,000 for fiscal 1994, 1995 and 1996, respectively, and $501,000 for the six-month period ended March 31, 1997.


(15) SUBSEQUENT EVENTS (Unaudited)

     Agreements with Marcam Solutions

     Distribution Agreement. Prior to the completion of the Distribution, Marcam Corporation (to be renamed MAPICS) and Marcam Solutions will enter into a Distribution Agreement. Pursuant to the Distribution Agreement, subject to limited exceptions, the two companies are required to indemnify each other and each other's directors, officers, employees, agents and representatives for liabilities under federal or state securities laws that are a result of the offering and the Distribution. The Distribution Agreement also provides that each party thereto will indemnify the other party thereto and its directors, officers, employees, agents and representatives for liabilities that may be incurred by the indemnified party relating to, resulting from or arising out of
(i) the business, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party and its subsidiaries, or (ii) the failure by the indemnifying party to comply with any other agreements executed in connection with the Distribution or the offering. In addition, the Distribution Agreement provides that each will indemnify the other party and its directors, officers, employees, agents and representatives for any liabilities resulting from or arising out of certain acts, failures to act or the provision of incorrect factual information by the indemnifying party in connection with the IRS private letter ruling request that cause the Distribution to be taxable to the indemnified party or its stockholders. The ancillary agreements to be executed in connection with the Distribution include a General Services Agreement and a Tax Sharing Agreement. With respect to matters governed by the General Services Agreement, the relationship between MAPICS and Marcam Solutions is intended to continue in a manner generally consistent with past practices. Management believes that the expected charges in accordance with these agreements are fair and reasonable.

     General Services Agreement. The General Services Agreement will provide that Marcam Solutions and MAPICS will provide to each other from time to time, upon request, certain routine and ordinary corporate services, including financial, accounting, administrative, tax, and legal services. For these services, the party providing such services will be reimbursed for its costs, including the pro rata costs of its employees performing such services and allocable overhead, on a per diem basis.

     Tax Sharing Agreement. Prior to completion of the Distribution, Marcam Corporation (to be renamed MAPICS) and Marcam Solutions intend to enter into a Tax Sharing Agreement that defines the parties rights and obligations with respect to certain tax liabilities and refunds of taxes relating to Marcam Corporation's business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and MAPICS shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, MAPICS shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.


     Debt Financing

     On July 25, 1997, Marcam Corporation borrowed $64 million (the "Debt Financing"). The net proceeds of this financing were used to make the $39 million cash transfer by Marcam Corporation to Marcam Solutions in connection with the Distribution and to repay Marcam Corporation's $25 million 9.82% Subordinated Notes due 2001. The indebtedness incurred in the Debt Financing was assumed, for accounting purposes, by MAPICS and

                                 MAPICS, INC.

currently bears interest at the rate of 9% and is payable on August 4, 1997. This indebtedness is expected to be repaid in whole or in part with proceeds from the proposed offering of MAPICS common stock (the "Offering").

     Revolving Credit and Term Loan Facility
     In July 1997, MAPICS also arranged for a $30 million senior secured revolving credit and term loan facility. Under this facility, MAPICS may borrow up to $15 million as a term loan and up to $15 million under the revolving credit facility. MAPICS intends to use borrowings under this credit facility to repay any amounts borrowed in the Debt Financing which are not repaid with the net proceeds from the Offering and for general corporate purposes, including working capital. MAPICS' obligations under the credit facility will be secured by liens on substantially all of its assets. The principal of the term loan under the credit facility will be payable in installments beginning on September 30, 1998 and ending on June 30, 2001, and any revolving credit loans under the credit facility will mature on June 30, 2000. The facility will provide for prime and LIBOR based interest rate options. The borrowing availability for revolving credit loans and the rate of interest will vary depending upon specified financial ratios. The credit facility will contain covenants which, among other things, will require that MAPICS maintain certain financial ratios and will impose certain limitations or prohibitions on MAPICS with respect to the occurrence of indebtedness, liens, capital leases; the payment of dividends on, and the redemption or repurchase of, capital stock of the company; investments and acquisitions; the merger or consolidation of the company with any person or entity; and the disposition of any of the company's properties or assets. MAPICS has also arranged for the borrowing availability under the senior secured revolving credit and term loan facility to be increased to $75 million, which would permit the company to repay the indebtedness incurred in the Debt Financing, in the event the Offering is not completed by August 4, 1997.



(16) SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

     The following quarterly information is unaudited and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the operating results for each quarter.



                                               First     Second    Third     Fourth
                                              Quarter   Quarter   Quarter   Quarter    Year
                                              --------- --------- --------- --------- --------
                                                               (In thousands)
   1995:
    Revenues   .............................. $17,213   $15,358   $15,303   $21,424   $69,298
    Income before income tax expense   ......   5,744     4,040     3,502     5,160    18,446
    Net income    ...........................   3,529     2,482     2,152     3,171    11,334
   1996:
    Revenues   .............................. $18,623   $17,221   $18,128   $23,630   $77,602
    Income before income tax expense   ......   5,037     4,846     4,594     6,499    20,976
    Net income    ...........................   3,098     2,980     2,826     3,996    12,900
   1997:
    Revenues   .............................. $23,379   $20,786
    Income before income tax expense   ......   5,793     4,779
    Net income    ...........................   3,563     2,938

MAPICS continually enhances its product offerings to meet the specific needs of customers and offers customers the opportunity to gradually migrate to new technologies, one user at a time if desired while protecting their existing investments in both hardware and software.

     Description of inside back-cover page:

     [Multicolor computer generated graphic depicting a sample of one of the Company's proprietary "PDM Plus" graphical user interface computer screens, showing multiple task, function, editing and customizing selections, simulated data and representative icons.] A caption at the bottom of the pages reads as follows: "MAPICS continually enhances its product offerings to meet the specific needs of customers and offers customers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software."



[MAPICS LOGO]

================================================================================
  No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a to buy the shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall create any implication that the information contained herein is correct as of any time subsequent to its date.

                       ---------------------------------


                               TABLE OF CONTENTS





                                                   Page
Prospectus Summary    ........................        3
Risk Factors    ..............................        7
Use of Proceeds    ...........................       15
Dividend Policy    ...........................       15
Capitalization  ..............................       16
Selected Combined Financial Data  ............       17
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations   ..............................       18
Business  ....................................       27
Management   .................................       36
The Distribution   ...........................       37
Relationship Between MAPICS and
   Marcam Solutions   ........................       40
Principal Stockholders   .....................       41
Description of Capital Stock   ...............       42
Underwriting    ..............................       45
Legal Matters   ..............................       46
Experts   ....................................       46
Information Incorporated by Reference   ......       47
Available Information    .....................       47
Index to Combined Financial
   Statements   ..............................       F-1


                               6,000,000 Shares



                                 [MAPICS LOGO]


                                  Common Stock



                   ----------------------------------------
                              P R O S P E C T U S
                   ----------------------------------------



                          Donaldson, Lufkin & Jenrette
                             Securities Corporation


                            Lazard Freres & Co. LLC


                                  Dain Bosworth
                                  Incorporated








                                         , 1997

================================================================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth an estimate (except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee) of the fees and expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Common Stock being registered under the Registration Statement.


        SEC registration fee  ....................................   $   26,136
        NASD filing fee    .......................................        9,125
        Nasdaq National Market listing fee   .....................       17,500
        Printing and engraving expenses   ........................      100,000
        Legal fees and expenses  .................................      700,000
        Accounting fees and expenses   ...........................      700,000
        Blue Sky fees and expenses (including legal fees)   ......       10,000
        Transfer agent and registrar fees and expenses   .........       10,000
        Miscellaneous   ..........................................      177,239
                                                                     -----------
          TOTAL   ................................................   $1,750,000
                                                                     ===========

     The Company will bear all expenses shown above.


Item 15. Indemnification of Directors and Officers.

     Section 67 of the Massachusetts Business Corporation Law ("Section 67") provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. The Company's Restated Articles of Organization provide indemnification to the Company's directors and officers to the fullest extent permitted by Massachusetts law, including circumstances in which indemnification is otherwise discretionary. The Company's By-laws provide that each director and officer shall be indemnified by the Company against liabilities and expenses in connection with any legal proceeding to which such officer or director may become a party by reason of being or having been an officer or director, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company has also entered into indemnity agreements with each of its directors and certain executive officers, which agreements require the Company to indemnify such individuals to the fullest extent permitted by Massachusetts law.

     The Company's Restated Articles of Organization eliminate the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty as directors to the Company and its stockholders, notwithstanding any provision of law imposing such liability. The Company's Articles of Organization, however, do not eliminate liability of the Company's directors for breach of the director's duty of loyalty to the Company or its stockholders, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law and actions leading to improper personal benefit to the director, or under Section 61 or 62 of the Massachusetts Business Corporation Law.

Item 16. Exhibits and Financial Statement Schedules.


(a) Exhibits:



Exhibit No.     Description                                                     SEC Document Reference
-------------   -------------------------------------------------------------   ------------------------------
1               Revised Form of Underwriting Agreement dated July 25, 1997

2+              Stock Purchase Agreement dated as of September 29,              0-18674
                1995 by and among Marcam Corporation, International             Exhibit 2.1 to Current
                Business Machines Corporation, Edison Venture Fund,             Report on Form 8-K Dated
                L.P., Richard C. Cook, Paul A. Margolis, John Campbell          September 29, 1995
                and MAPICS, Inc.

4.1+            Restated Articles of Organization of the Registrant             33-35666
                                                                                Exhibits 3.2, 4.2

4.2+            By-laws, as amended and restated, of the Registrant             33-35666
                                                                                Exhibits 3.3, 4.3

4.3+            Certificate of Vote of Directors Establishing a Series or a     0-18674
                Class of Stock of the Registrant                                Exhibits 3.1, 4.2 to Current
                                                                                Report on Form 8-K Dated
                                                                                June 18, 1993

4.4+            Certificate of Vote of Directors Establishing a Series or a     0-18674
                Class of Stock of the Registrant                                Exhibits 3.4, 4.4 to Annual
                                                                                Report on Form 10-K for the
                                                                                fiscal year ended September
                                                                                30, 1993

4.5+            Specimen certificate representing the Common Stock              33-35666
                                                                                Exhibit 4.4

4.6+            Certificate of Vote of Directors Establishing a Series of a     0-18674
                Class of Stock for the Series D Convertible Preferred           Exhibit 4 to Current Report
                Stock of Marcam Corporation                                     on Form 8-K Dated
                                                                                September 29, 1995

4.7+            Certificate of Vote of Directors Establishing a Series of a     0-18674
                Class of Stock for the Series E Convertible Preferred           Exhibit 4 to Current Report
                Stock of Marcam Corporation                                     on Form 8-K Dated July 23,
                                                                                1996

4.8+            Rights Agreement, dated as of December 3, 1996,                 0-18674
                between Marcam Corporation and The First National               Exhibit 4 to Current Report
                Bank of Boston, which includes as Exhibit A the form of         on Form 8-K Dated
                Certificate of Vote of Directors Establishing a Series of a     December 3, 1996
                Class of Stock, as Exhibit B the Form of Rights
                Certificate, and as Exhibit C the Summary of Rights to
                Purchase Preferred Stock

Exhibit No.     Description                                                  SEC Document Reference
-------------   ----------------------------------------------------------   -----------------------------
5               Opinion of Testa, Hurwitz & Thibeault, LLP

10.1            Promissory Note dated July 25, 1997, between Marcam
                Corporation and BankBoston, N.A.

10.2            Security Agreement dated July 25, 1997, between
                Marcam Corporation and BankBoston, N.A.

21*             Subsidiaries of the Registrant                               333-26203
                                                                             Exhibit 21

23.1 Consent of Testa, Hurwitz & Thibeault, LLP (contained in its opinion as Exhibit 5)

23.2            Consent of Coopers & Lybrand L.L.P.

23.3            Consent of Coopers & Lybrand L.L.P.

23.4            Consent of KPMG Peat Marwick LLP

24*             Power of Attorney (contained in the Signature Pages)

99.1+           Revised Form of Distribution Agreement between               0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 2 to Amendment No.
                                                                             1 to Registration Statement
                                                                             on Form 10 of Marcam
                                                                             Solutions, Inc. Dated July
                                                                             22, 1997

99.2+           Revised Form of Tax Sharing Agreement between                0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 10.2 to Amendment
                                                                             No. 1 to Registration
                                                                             Statement on Form 10 of
                                                                             Marcam Solutions, Inc.
                                                                             Dated July 22, 1997

99.3+           Revised Form of General Services Agreement between           0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 10.1 to Amendment
                                                                             No. 1 to Registration
                                                                             Statement on Form 10 of
                                                                             Marcam Solutions, Inc.
                                                                             Dated July 22, 1997


------------

 + Incorporated herein by reference.
 * Previously filed.



(b) Financial Statements Schedules:

     All schedules to the combined financial statements are omitted as the required information is either inapplicable or presented in the combined financial statements or related notes thereto.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts on this 28th day of July, 1997.



                                        MARCAM CORPORATION




                                        By: /s/ George A. Chamberlain, 3d
                                          -------------------------------------
                                          George A. Chamberlain, 3d
                                          Chief Financial Officer



                       POWER OF ATTORNEY AND SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                            Title(s)                      Date
------------------------------   -------------------------------------   --------------

/s/ Michael J. Quinlan           President, Chief Executive Officer,     July 28, 1997
-------------------------        and Director (Principal Executive
Michael J. Quinlan                Officer)

           *                     Chairman of the Board of Directors      July 28, 1997
-------------------------        and Director
Paul A. Margolis

           *                      Director                               July 28, 1997
-------------------------
John Campbell

           *                     Chief Financial Officer (Principal      July 28, 1997
-------------------------        Financial and Accounting Officer)
George A. Chamberlain, 3d

           *                      Director                               July 28, 1997
-------------------------
Richard S. Hickok

           *                      Director                               July 28, 1997
-------------------------
Edward J. Kfoury

           *                      Director                               July 28, 1997
-------------------------
William E. Ford

           *                      Director                               July 28, 1997
-------------------------
William O. Grabe


* By: /s/ Michael J. Quinlan
    --------------------
    Michael J. Quinlan
    Attorney-in-fact

                                 EXHIBIT INDEX





Exhibit No.     Description                                                     SEC Document Reference
-------------   -------------------------------------------------------------   ------------------------------
1               Revised Form of Underwriting Agreement dated July 25, 1997

2+              Stock Purchase Agreement dated as of September 29,              0-18674
                1995 by and among Marcam Corporation, International             Exhibit 2.1 to Current
                Business Machines Corporation, Edison Venture Fund,             Report on Form 8-K Dated
                L.P., Richard C. Cook, Paul A. Margolis, John Campbell          September 29, 1995
                and MAPICS, Inc.

4.1+            Restated Articles of Organization of the Registrant             33-35666
                                                                                Exhibits 3.2, 4.2

4.2+            By-laws, as amended and restated, of the Registrant             33-35666
                                                                                Exhibits 3.3, 4.3

4.3+            Certificate of Vote of Directors Establishing a Series or a     0-18674
                Class of Stock of the Registrant                                Exhibits 3.1, 4.2 to Current
                                                                                Report on Form 8-K Dated
                                                                                June 18, 1993

4.4+            Certificate of Vote of Directors Establishing a Series or a     0-18674
                Class of Stock of the Registrant                                Exhibits 3.4, 4.4 to Annual
                                                                                Report on Form 10-K for the
                                                                                fiscal year ended September
                                                                                30, 1993

4.5+            Specimen certificate representing the Common Stock              33-35666
                                                                                Exhibit 4.4

4.6+            Certificate of Vote of Directors Establishing a Series of a     0-18674
                Class of Stock for the Series D Convertible Preferred           Exhibit 4 to Current Report
                Stock of Marcam Corporation                                     on Form 8-K Dated
                                                                                September 29, 1995

4.7+            Certificate of Vote of Directors Establishing a Series of a     0-18674
                Class of Stock for the Series E Convertible Preferred           Exhibit 4 to Current Report
                Stock of Marcam Corporation                                     on Form 8-K Dated July 23,
                                                                                1996

4.8+            Rights Agreement, dated as of December 3, 1996,                 0-18674
                between Marcam Corporation and The First National               Exhibit 4 to Current Report
                Bank of Boston, which includes as Exhibit A the form of         on Form 8-K Dated
                Certificate of Vote of Directors Establishing a Series of a     December 3, 1996
                Class of Stock, as Exhibit B the Form of Rights
                Certificate, and as Exhibit C the Summary of Rights to
                Purchase Preferred Stock

5               Opinion of Testa, Hurwitz & Thibeault, LLP

Exhibit No.     Description                                                  SEC Document Reference
-------------   ----------------------------------------------------------   -----------------------------
10.1            Promissory Note dated July 25, 1997, between Marcam
                Corporation and BankBoston, N.A.

10.2            Security Agreement dated July 25, 1997, between
                Marcam Corporation and BankBoston, N.A.

21*             Subsidiaries of the Registrant                               333-26203
                                                                             Exhibit 21

23.1 Consent of Testa, Hurwitz & Thibeault, LLP (contained in its opinion as Exhibit 5)

23.2            Consent of Coopers & Lybrand L.L.P.

23.3            Consent of Coopers & Lybrand L.L.P.

23.4            Consent of KPMG Peat Marwick LLP

24*             Power of Attorney (contained in the Signatures)

99.1+           Revised Form of Distribution Agreement between               0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 2 to Amendment No.
                                                                             1 to Registration Statement
                                                                             on Form 10 of Marcam
                                                                             Solutions, Inc. Dated July
                                                                             22, 1997

99.2+           Revised Form of Tax Sharing Agreement between                0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 10.2 to Amendment
                                                                             No. 1 to Registration
                                                                             Statement on Form 10 of
                                                                             Marcam Solutions, Inc.
                                                                             Dated July 22, 1997

99.3+           Revised Form of General Services Agreement between           0-22841
                Marcam Solutions, Inc. and Marcam Corporation                Exhibit 10.1 to Amendment
                                                                             No. 1 to Registration
                                                                             Statement on Form 10 of
                                                                             Marcam Solutions, Inc.
                                                                             Dated July 22, 1997


------------

 + Incorporated herein by reference.
 * Previously filed.